United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

Interim Financial Statements June 30, 2020

BRGAAP in R$ (English)

Vale S.A. Interim Financial Statements

(A free translation of the original in Portuguese)

Vale S.A.

Report on review of quarterly information

To the Board of Directors and Stockholders

Vale S.A.

Introduction

We have reviewed the interim financial information accompanying consolidated and parent company interim accounting information of Vale S.A. ("Company"), included in the Quarterly Information Form - ITR for the quarter ended June 30, 2020, which comprises the parent company and consolidated statements of financial position as of June 30, 2020 and the respective parent company and consolidated income statements and the statements of comprehensive income for the three and six-month periods then ended, the statement of changes in equity for the six-month period then ended, the parent company statement of cash flows for the six-month period then ended and the consolidated statements of cash flows for the three and six-month periods then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated and parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

(A free translation of the original in Portuguese)

Vale S.A.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated and parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Emphasis of matter

Brumadinho’s dam failure

We draw attention to Note 3 to the consolidated and parent company interim accounting information that describes the actions taken by the Company and the impacts on the interim accounting information as a consequence of the Brumadinho’s Dam failure. As disclosed by Management, the Company has incurred costs and recorded provisions based on its best estimates and assumptions. Given the nature and uncertainties inherent in this type of event, the amounts recognized and/or disclosed will be reassessed by the Company and may be adjusted significantly in future periods, as new facts and circumstances become known. Our conclusion is not qualified in relation to this matter.

Other matters

Value added statements

The quarterly information referred to above includes the parent company and consolidated statements of value added for the six-month period ended June 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the interim accounting information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated interim accounting information taken as a whole.

Rio de Janeiro, July 29, 2020

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

Income Statement

In millions of Brazilian reais, except earnings per share data

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2020	2019	2020	2019
Net operating revenue	4(c)	40,434	36,005	71,685	66,957
Cost of goods sold and services rendered	5(a)	(22,667)	(20,282)	(41,882)	(38,032)
Gross profit		17,767	15,723	29,803	28,925

Operating expenses
Selling and administrative expenses	5(b)	(664)	(427)	(1,180)	(845)
Research and evaluation expenses		(484)	(350)	(913)	(619)
Pre-operating and operational stoppage		(1,277)	(1,313)	(2,469)	(2,128)
Brumadinho event	3	(693)	(5,921)	(1,401)	(23,236)
Other operating expenses, net	5(c)	(1,282)	(153)	(1,549)	(471)
		(4,400)	(8,164)	(7,512)	(27,299)
Impairment and disposals of non-current assets	3 and 12	(2,260)	(422)	(2,396)	(1,203)
Operating income		11,107	7,137	19,895	423

Financial income	6	714	479	1,206	843
Financial expenses	6	(3,132)	(2,930)	(5,422)	(5,891)
Other financial items, net	6	(173)	(383)	(8,861)	(376)
Equity results and other results in associates and joint ventures	12 and 16	(2,785)	(2,862)	(3,552)	(2,548)
Income (loss) before income taxes		5,731	1,441	3,266	(7,549)

Income taxes	7
Current tax		(1,741)	(1,427)	(3,334)	(2,388)
Deferred tax		887	(432)	5,582	2,973
		(854)	(1,859)	2,248	585

Net income (loss)		4,877	(418)	5,514	(6,964)
Loss attributable to noncontrolling interests		(412)	(34)	(759)	(158)
Net income (loss) attributable to Vale's stockholders		5,289	(384)	6,273	(6,806)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:	8
Common share (R$)		1.03	(0.07)	1.22	(1.31)

The accompanying notes are an integral part of these interim financial statements.

Income Statement

In millions of Brazilian reais, except earnings per share data

	Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net operating revenue	24,855	19,763	43,648	36,548
Cost of goods sold and services rendered	(9,942)	(9,097)	(18,559)	(18,298)
Gross profit	14,913	10,666	25,089	18,250

Operating revenues (expenses)
Selling and administrative expenses	(340)	(204)	(600)	(405)
Research and evaluation expenses	(202)	(176)	(380)	(335)
Pre-operating and operational stoppage	(1,001)	(1,269)	(2,161)	(2,045)
Equity results from subsidiaries	1,682	2,921	(5)	6,996
Brumadinho event	(693)	(5,921)	(1,401)	(23,236)
Other operating expenses, net	(1,257)	658	(1,843)	345
	(1,811)	(3,991)	(6,390)	(18,680)
Impairment and disposals of non-current assets	(180)	(431)	(138)	(1,062)
Operating income (loss)	12,922	6,244	18,561	(1,492)

Financial income	379	58	552	168
Financial expenses	(3,086)	(2,597)	(5,413)	(5,745)
Other financial items, net	(982)	(303)	(6,814)	(148)
Equity results and other results in associates and joint ventures	(2,785)	(2,862)	(3,552)	(2,548)
Income (loss) before income taxes	6,448	540	3,334	(9,765)

Income taxes
Current tax	(1,350)	(1,056)	(2,415)	(1,548)
Deferred tax	191	132	5,354	4,507
	(1,159)	(924)	2,939	2,959
Net income (loss) attributable to Vale's stockholders	5,289	(384)	6,273	(6,806)

Earnings (loss) per share attributable to Vale's stockholders:
Basic and diluted earnings (loss) per share:
Common share (R$)	1.03	(0.07)	1.22	(1.31)

The accompanying notes are an integral part of these interim financial statements.

Statement of Comprehensive Income

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss)	4,877	(418)	5,514	(6,964)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	(1,093)	(584)	(1,046)	(549)
Fair value adjustment to investment in equity securities	220	(215)	(989)	(362)
Total items that will not be subsequently reclassified to income statement, net of tax	(873)	(799)	(2,035)	(911)

Items that may be subsequently reclassified to income statement
Translation adjustments	4,395	(902)	22,700	277
Net investments hedge (note 19c)	(632)	128	(3,026)	84
Cash flow hedge	(269)	-	8	-
Total of items that may be subsequently reclassified to income statement, net of tax	3,494	(774)	19,682	361
Total comprehensive income (loss)	7,498	(1,991)	23,161	(7,514)
Comprehensive income (loss) attributable to noncontrolling interests	(607)	(39)	(2,250)	(167)
Comprehensive income (loss) attributable to Vale's stockholders	8,105	(1,952)	25,411	(7,347)

	Parent company
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss)	5,289	(384)	6,273	(6,806)
Other comprehensive income (loss):
Items that will not be subsequently reclassified to income statement
Retirement benefit obligations	(10)	(20)	(19)	(34)
Fair value adjustment to investment in equity securities	180	(174)	(822)	(288)
Equity results	(1,043)	(605)	(1,194)	(589)
Total items that will not be subsequently reclassified to income statement, net of tax	(873)	(799)	(2,035)	(911)

Items that may be subsequently reclassified to income statement
Translation adjustments	4,590	(897)	24,191	286
Net investments hedge (note 19c)	(632)	128	(3,026)	84
Equity results	(269)	-	8	-
Total of items that may be subsequently reclassified to income statement, net of tax	3,689	(769)	21,173	370
Total comprehensive income (loss)	8,105	(1,952)	25,411	(7,347)

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Cash flow from operations (a)	11,182	14,275	20,188	25,741
Interest on loans and borrowings paid (note 15)	(932)	(942)	(2,009)	(1,869)
Derivatives received (paid), net	(598)	(15)	734	(455)
Interest on participative stockholders' debentures paid	(469)	(351)	(469)	(351)
Income taxes (including settlement program)	(2,153)	(1,403)	(3,680)	(3,241)
Net cash provided by operating activities	7,030	11,564	14,764	19,825

Cash flow from investing activities:
Investment fund applications	(500)	-	(500)	-
Capital expenditures	(5,201)	(2,866)	(10,200)	(5,171)
Additions to investments	(1)	(1)	(365)	(2)
Acquisition of subsidiary, net of cash (note 12)	-	-	-	(1,884)
Proceeds from disposal of assets and investments	14	46	17	393
Dividends received from associates and joint ventures	409	761	409	761
Judicial deposits and restricted cash related to Brumadinho event (note 3)	(100)	471	(100)	(12,571)
Short-term investment (LFTs)	2,434	(39)	3,318	(50)
Other investments activities, net	(675)	(712)	(922)	(603)
Net cash used in investing activities	(3,620)	(2,340)	(8,343)	(19,127)

Cash flow from financing activities:
Loans and borrowings from third-parties (note 15)	-	1,169	24,419	8,102
Payments of loans and borrowings from third-parties (note 15)	(628)	(6,411)	(2,306)	(7,200)
Payments of leasing	(264)	(13)	(482)	(301)
Dividends and interest on capital paid to noncontrolling interest	(29)	(51)	(41)	(288)
Net cash provided by (used in) financing activities	(921)	(5,306)	21,590	313

Increase in cash and cash equivalents	2,489	3,918	28,011	1,011
Cash and cash equivalents in the beginning of the period	61,284	19,513	29,627	22,413
Effect of exchange rate changes on cash and cash equivalents	2,560	(255)	8,695	(248)
Cash and cash equivalents at end of the period	66,333	23,176	66,333	23,176

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	69	155	207	296

Cash flow from operating activities:
Income (loss) before income taxes	5,731	1,441	3,266	(7,549)
Adjusted for:
Provisions related to Brumadinho event (note 3)	108	5,672	108	22,126
Equity results and other results in associates and joint ventures	2,785	2,862	3,552	2,548
Impairment and disposal of non-current assets	2,260	422	2,396	1,203
Depreciation, amortization and depletion	4,336	3,786	8,012	6,815
Financial results, net	2,591	2,834	13,077	5,424
Changes in assets and liabilities:
Accounts receivable	(5,071)	(2,186)	(2,518)	(141)
Inventories	(666)	901	(1,531)	(805)
Suppliers and contractors (i)	522	1,925	(2,324)	1,563
Provision - Payroll, related charges and other remunerations	631	647	(254)	(1,111)
Payments related to Brumadinho event (note 3) (ii)	(829)	(1,242)	(1,799)	(1,242)
Other assets and liabilities, net	(1,216)	(2,787)	(1,797)	(3,090)
Cash flow from operations (a)	11,182	14,275	20,188	25,741

(i) Includes variable lease payments.

(ii) Additionally, the Company incurred in expenses in the amount of R$585 and R$1,293 for the three and six-month periods ended June 30, 2020, respectively, and R$621 and R$1,013 for the three and six-month periods ended June 30, 2019, respectively, which did not qualify for provision and, as such were recognized in the income statement.

The accompanying notes are an integral part of these interim financial statements.

Statement of Cash Flows

In millions of Brazilian reais

	Parent company
	Six-month period ended June 30,
	2020	2019
Cash flow from operations (a)	16,006	20,878
Interest on loans and borrowings paid	(2,733)	(2,408)
Derivatives received (paid), net	(287)	(335)
Interest on participative stockholders' debentures paid	(469)	(351)
Income taxes (including settlement program)	(3,220)	(2,133)
Net cash provided by operating activities	9,297	15,651

Cash flow from investing activities:
Capital expenditures	(5,316)	(2,725)
Additions to investments	(865)	(2,334)
Investment fund applications	(500)	-
Proceeds from disposal of assets and investments	119	16
Dividends received	412	1,081
Judicial deposits and restricted cash related to Brumadinho event	(100)	(12,571)
Short-term investment (LFTs)	3,263	(166)
Other investments activities, net (i)	(4,301)	(1,298)
Net cash used in investing activities	(7,288)	(17,997)

Cash flow from financing activities:
Loans and borrowings from third-parties	-	2,894
Payments of loans and borrowings from third-parties	(1,780)	(3,686)
Payments of leasing	(67)	(53)
Net cash used in financing activities	(1,847)	(845)

Increase (decrease) in cash and cash equivalents	162	(3,191)
Cash and cash equivalents in the beginning of the period	9,597	4,835
Effects of disposals of subsidiaries and merger, net of cash and cash equivalents	188	-
Cash and cash equivalents at end of the period	9,947	1,644

Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	207	295

Cash flow from operating activities:
Income (loss) before income taxes	3,334	(9,765)
Adjusted for:
Provisions related to Brumadinho event	108	22,126
Equity results from subsidiaries	5	(6,996)
Equity results and other results in associates and joint ventures	3,552	2,548
Impairment and disposal of non-current assets	138	1,062
Depreciation, amortization and depletion	3,988	3,705
Financial results, net	11,675	5,725
Changes in assets and liabilities:
Accounts receivable	(4,319)	4,882
Inventories	(676)	(497)
Suppliers and contractors	(1,616)	2,028
Provision - Payroll, related charges and other remunerations	(101)	(578)
Payments related to Brumadinho event (note 3)	(1,799)	(1,242)
Other assets and liabilities, net	1,717	(2,120)
Cash flow from operations (a)	16,006	20,878

(i) Includes loans and advances from/to related parties.

The accompanying notes are an integral part of these interim financial statements.

Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent company
	Notes	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents		66,333	29,627	9,947	9,597
Short-term investments	15	507	3,329	507	3,309
Accounts receivable	9	14,219	10,195	25,263	16,599
Other financial assets	11	3,031	3,062	565	1,140
Inventories	10	22,221	17,228	6,040	5,310
Prepaid income taxes		794	1,492	585	648
Recoverable taxes		2,165	2,227	991	929
Others		1,925	1,538	1,965	1,569
		111,195	68,698	45,863	39,101

Non-current assets
Judicial deposits	21(c)	11,333	12,629	10,994	12,242
Other financial assets	11	12,590	11,074	3,176	3,972
Prepaid income taxes		3,191	2,407	-	-
Recoverable taxes		2,827	2,446	1,736	1,471
Deferred income taxes	7(a)	53,689	37,151	42,340	28,770
Others		3,164	1,998	977	937
		86,794	67,705	59,223	47,392

Investments	12	11,343	11,278	178,547	144,594
Intangibles	13	36,724	34,257	16,176	16,271
Property, plant and equipment	14	209,248	187,733	108,244	105,875
		344,109	300,973	362,190	314,132
Total assets		455,304	369,671	408,053	353,233

Liabilities
Current liabilities
Suppliers and contractors		16,068	16,556	9,205	10,765
Loans and borrowings	15	5,407	4,895	4,321	3,986
Leases	14	1,206	910	413	337
Other financial liabilities	11	6,955	4,328	12,411	6,672
Taxes payable		2,165	2,065	1,466	1,062
Settlement program ("REFIS")	7(c)	1,758	1,737	1,722	1,702
Liabilities related to associates and joint ventures	16	3,880	2,079	3,880	2,079
Provisions	20	4,656	4,956	2,850	3,210
Liabilities related to Brumadinho	3	5,547	6,319	5,547	6,319
De-characterization of dams	3	1,709	1,247	1,709	1,247
Interest on capital		6,348	6,333	6,333	6,333
Others		5,373	4,381	4,665	3,187
		61,072	55,806	54,522	46,899
Non-current liabilities
Loans and borrowings	15	87,151	47,730	21,061	18,713
Leases	14	7,843	6,308	1,877	1,833
Other financial liabilities	11	24,230	17,622	97,905	76,365
Settlement program ("REFIS")	7(c)	13,295	14,012	13,031	13,733
Deferred income taxes	7(a)	8,933	7,585	-	-
Provisions	20	42,755	34,233	11,391	11,368
Liabilities related to Brumadinho	3	3,887	5,703	3,887	5,703
De-characterization of dams	3	7,522	8,787	7,522	8,787
Liabilities related to associates and joint ventures	16	5,258	4,774	5,258	4,774
Streaming transactions		11,122	8,313	-	-
Others		1,861	1,649	4,640	3,578
		213,857	156,716	166,572	144,854
Total liabilities		274,929	212,522	221,094	191,753

Stockholders' equity	23
Equity attributable to Vale's stockholders		186,959	161,480	186,959	161,480
Equity attributable to noncontrolling interests		(6,584)	(4,331)	-	-
Total stockholders' equity		180,375	157,149	186,959	161,480
Total liabilities and stockholders' equity		455,304	369,671	408,053	353,233

The accompanying notes are an integral part of these interim financial statements.

Statement of Changes in Equity

In millions of Brazilian reais

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2019	77,300	3,634	28,577	(6,520)	(5,673)	64,162	-	161,480	(4,331)	157,149
Net income (loss)	-	-	-	-	-	-	6,273	6,273	(759)	5,514
Other comprehensive income	-	-	-	-	(2,035)	21,173	-	19,138	(1,491)	17,647
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(28)	(28)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	25	25
Assignment and transfer of shares (note 23)	-	-	-	68	-	-	-	68	-	68
Balance at June 30, 2020	77,300	3,634	28,577	(6,452)	(7,708)	85,335	6,273	186,959	(6,584)	180,375

	Share capital	Capital reserve	Profit reserves	Treasury stocks	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s stockholders	Equity attributable to noncontrolling interests	Total stockholders' equity
Balance at December 31, 2018	77,300	3,634	42,502	(6,604)	(5,912)	59,483	-	170,403	3,280	173,683
Loss	-	-	-	-	-	-	(6,806)	(6,806)	(158)	(6,964)
Other comprehensive income	-	-	-	-	(922)	381	-	(541)	(9)	(550)
Dividends of noncontrolling interest	-	-	-	-	-	-	-	-	(326)	(326)
Capitalization of noncontrolling interest advances	-	-	-	-	-	-	-	-	56	56
Assignment and transfer of shares (note 23)	-	-	-	84	-	-	-	84	-	84
Balance at June 30, 2019	77,300	3,634	42,502	(6,520)	(6,834)	59,864	(6,806)	163,140	2,843	165,983

The accompanying notes are an integral part of these interim financial statements.

Value Added Statement

In millions of Brazilian Reais

	Consolidated		Parent company
	Six-month period ended June 30,
	2020	2019	2020	2019
Generation of value added
Gross revenue
Revenue from products and services	72,329	67,715	44,217	37,208
Revenue from the construction of own assets	2,594	3,645	1,096	2,041
Other revenues	574	333	309	218
Less:
Cost of products, goods and services sold	(11,702)	(10,638)	(5,727)	(4,961)
Material, energy, third-party services and other	(16,728)	(16,268)	(5,156)	(5,608)
Impairment of non-current assets and others results	(2,396)	(1,203)	(138)	(1,062)
Brumadinho event	(1,401)	(23,236)	(1,401)	(23,236)
Other costs and expenses	(7,683)	(4,639)	(4,907)	(2,909)
Gross value added	35,587	15,709	28,293	1,691
Depreciation, amortization and depletion	(8,012)	(6,815)	(3,988)	(3,705)
Net value added	27,575	8,894	24,305	(2,014)

Received from third parties
Equity results from entities	(3,552)	(2,548)	(3,557)	4,448
Financial income	7,421	794	6,338	318
Total value added to be distributed	31,444	7,140	27,086	2,752

Direct compensation	3,880	3,953	1,910	1,702
Benefits	87	49	49	42
F.G.T.S.	14	10	12	10
Federal taxes	1,195	2,448	226	(129)
State taxes	140	267	(9)	41
Municipal taxes	7	11	4	3
Interest (net derivatives and monetary and exchange rate variation)	20,268	6,108	17,813	5,965
Other remunerations of third party funds	339	1,258	808	1,924
Reinvested net income (absorbed loss)	6,273	(6,806)	6,273	(6,806)
Loss attributable to noncontrolling interest	(759)	(158)	-	-
Distributed value added	31,444	7,140	27,086	2,752

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1.        Corporate information

Vale S.A. and its direct and indirect subsidiaries (“Vale” or the “Company”) are global producers of iron ore and iron ore pellets, key raw materials for steelmaking, and producers of nickel, which is used to produce stainless steel and metal alloys employed in the production of several products. The Company also produces copper, metallurgical and thermal coal, manganese ore, ferroalloys, platinum group metals, gold, silver and cobalt. The information by segment is presented in note 4.

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

2.        Basis of preparation of the interim financial statements

a)    Statement of compliance

The condensed consolidated and individual interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 Interim Financial Reporting (CPC 21) of the International Financial Reporting Standards (“IFRS”), as implemented in Brazil by the Brazilian Accounting Pronouncements Committee ("CPC"), approved by the Brazilian Securities and Exchange Commission ("CVM") and by the Brazilian Federal Accounting Council (“CFC”). All relevant information from its own interim financial statements, and only this information, are being presented and correspond to those used by the Company's Management.

The selected notes of the Parent Company are presented in a summarized form in note 25.

b)    Basis of presentation

The interim financial statements have been prepared to update users about relevant events and transactions that occurred in the period and should be read in conjunction with the financial statements for the year ended December 31, 2019. The accounting policies, accounting estimates and judgements, risk management and measurement methods are the same as those applied when preparing the last annual financial statements.

These interim financial statements were authorized for issue on July 29, 2020.

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian real (“R$”).

The exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended		Six-month period ended
	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
US Dollar ("US$")	5.4760	4.0307	5.3854	3.9221	4.9218	3.8459
Canadian dollar ("CAD")	4.0226	3.1034	3.8882	2.9312	3.5992	2.8833
Euro ("EUR" or "€")	6.1539	4.5305	5.9279	4.4068	5.4211	4.3440

c) Coronavirus outbreak

The coronavirus outbreak has developed rapidly in 2020, with reports of multiple fatalities from the COVID-19, including locations where the Company has its main operations. Measures taken by various governments to contain the virus have affected economic activity of several locations. The Company has taken several measures to monitor and prevent the effects of the COVID-19 virus such as safety and health measures for its employees (like social distancing and working from home) and securing the supply of materials that are essential to the Company’s production process.

The Company continues to support the communities near its operating locations, with special focus on Brazil communities that have been more adversely affected by the pandemic. Vale has pledged more than R$469 to support COVID-19 relief efforts in the communities where it operates through its humanitarian aid program, which are being used to provide needed support such as medical supplies and equipment. This amount was recognized as “Other operating expenses” in the income statement for the three and six-months periods ended June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

A significant portion of the Company’s revenue is originated from sales made to customers in Asia and Europe, and Vale as well relies on an extensive logistics and supply chain, including several ports, distribution centers and suppliers that have operations in affected regions. The Company is closely evaluating the impact of the COVID-19 on its business. To date, COVID-19 has not had a significant operational or financial impact on the Company, other than those already disclosed on these interim financial statements.

Impairment and onerous contracts – The Company assessed whether there were any triggering events suggesting that an impairment test for its non-financial assets and concluded there have been no changes in the circumstances that would indicate an impairment loss. As the pandemic is still progressing in some locations, the total financial impact arising from the COVID-19 on the Company’s cash generating units (“CGU”), if any, cannot be reliably estimated at this time. Therefore, the major long-term assumptions applied on the preparation of the cash flows models, such as commodities prices and production levels, remain unchanged for the impairment trigger assessment.

Itabira mining complex, Iron Ore - From June 5, 2020 to June 17, 2020, the activities at the Itabira mining complex were suspended by a ruling of the Regional Labor Court of Appeals (“Tribunal Regional do Trabalho – TRT”) of the 3rd Region, based on an alleged increase of COVID-19 infections. On June 17, 2020, the federal labor inspectors revoked their initial suspension order, and the Company resumed this operation. Therefore, impairment losses were not identified in relation to this asset.

Teluk Rubiah Maritime Terminal (“TRMT”), Iron Ore - On March 24, 2020, the Company temporarily halted its operations in the TRMT in Malaysia, as the Company was temporarily unable to secure the minimum resources to safely operate the terminal. On May 16, 2020, the Company resumed the loading operations at TRMT and no impairment losses were recorded in relation to this asset.

Voisey’s Bay, Nickel - On March 16, 2020, the Company ramped down the Voisey’s Bay mining operation and placed it on care and maintenance, as a precaution to avoid exposure when travelling to the remote site and to help to protect the health and well-being of Nunatsiavut and Innu indigenous communities in Labrador in face of the COVID-19 pandemic. On July 3, 2020, the Company resumed this operation, which should reach its full capacity by August 2020. Therefore, impairment losses were not identified in relation to this asset.

Mozambique, Coal – In 2019, the Company fully impaired the assets related to this CGU because the expected yield of metallurgical coal and thermal coal will not be achieved, mostly due to technical issues on the project and operation of the assets related to this CGU. As a result, the Company has decided to implement a new mining plan and a new plant strategy to achieve the ramp-up of this asset, which includes shortening the life of mine and completing a plant overhaul. However, due to travel and equipment transportation restrictions resulting from the COVID-19 outbreak, the Company is revisiting plans for the Mozambique coal processing plant stoppage. The halting of the processing plants’ operations was previously expected to start in the second quarter of 2020 and a new date is under evaluation. Other than this, the plan for this CGU has not changed and, therefore, no further impact was recognized in the period ended June 30, 2020.

Other assets - The Company did not identify any changes in the circumstances that would indicate an impairment trigger of other assets due to the coronavirus outbreak. However, due to the decision to sell the investment held in Vale Nouvelle-Calédonie, the Company recognized an impairment loss as disclosed in note 12. At this time, the outbreak has not caused a significant impact to the Company’s operations, but if it continues for an extended period of time, the Company’s financial conditions or results of operations in 2020 may be adversely impacted.

Liquidity – On March 24, 2020, as a precautionary measure to increase its cash position and preserve financial flexibility considering the uncertainties in the global markets resulting from the COVID-19 outbreak, the Company drew down R$25,994 (US$5 billion) under its revolving credit lines agreements, maturing in June 2022 R$10,397 (US$2 billion) and in December 2024 R$15,597 (US$3 billion) Also, in March 2020, the Company discontinued its nickel hedge accounting program, by selling the contract options for a total cash consideration of R$1,123.

Deferred taxes – On March 31, 2020, the Indonesian Government issued Government Regulation (“PERPPU-1”) to manage the economic impact of the COVID-19 global pandemic, which impacts the Indonesian tax policies. The enacted income tax rate of 25% has been decreased to 22% for fiscal years 2020 and 2021 and there will be a further decrease to 20%, starting from fiscal year 2022. Therefore, the Company has remeasured its deferred taxes arising from PT Vale Indonesia Tbk (“PTVI”) operations, considering the substantive enactment of the new tax rate. As a result, the Company recognized an income tax gain of R$400 for the six-month period ended June 30, 2020.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Fair value of other assets and liabilities - At this time, the outbreak has not caused any significant impact on the fair value of the Company’s assets and liabilities. However, abnormally large changes have occurred in the valuation of financial assets across many markets since the outbreak. The outbreak continues to be uncertain, making it impossible to forecast the final impact it could have on the economy, and in turn, on the Company’s business, liquidity, and financial position meaning that the fair values of the Company’s assets and liabilities may change in later periods.

3.       Brumadinho dam failure

On January 25, 2019, a tailings dam (“Dam I”) failed at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities.

Vale has been taking the necessary actions to support the victims and to mitigate and recover the social and environmental damages resulting from the event, which includes indemnification and donations to those affected by the dam rupture. In addition, the Company has informed the market and Brazilian authorities its decision to speed up the plan to “de-characterize” its tailings dams built under the upstream method (same method as Brumadinho’s dam), certain “centerline structures” and dikes, located in Brazil. Therefore, the Company has a total provision to comply with these assumed obligations in the amount of R$18,665 as at June 30, 2020 (R$22,056 as at December 31, 2019).

a) De-characterization of the dams

The changes in the provision to carry out the de-characterization of the upstream structures, certain centerline structures and dikes for the six-month periods ended June 30, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Balance at January 1,	10,034	-
Provision recognized	-	7,515
Payments	(536)	(62)
Present value valuation	(267)	280
Balance at June 30,	9,231	7,733

	June 30, 2020	December 31, 2019
Current liabilities	1,709	1,247
Non-current liabilities	7,522	8,787
Liabilities	9,231	10,034

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Framework Agreements and donations

The Company has been working together with the authorities and society to remediate the environmental and social impacts of the event. Therefore, the Company has started negotiations and entered into agreements with the relevant authorities and affected people. Vale has also developed studies and projects to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings, especially alongside the Paraopeba river.

On April 1, 2020, the judge of the 2nd Public Finance Court of Belo Horizonte released R$500 from the judicial deposits of the Company. On May 15, 2020, the judge released an additional amount of R$1,000. Both amounts were released to the State of Minas Gerais to be used by the State Government on actions against COVID-19 outbreak and were considered part of the obligation assumed by the Company for social and economic compensation due to the Brumadinho dam rupture.

The changes in the provision for the six-month periods ended June 30, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Balance at January 1,	12,022	-
Provision for social and economic compensation	108	14,239
Payments (i)	(2,763)	(810)
Present value valuation	67	91
Balance at June 30,	9,434	13,520

	June 30, 2020	December 31, 2019
Current liabilities	5,547	6,319
Non-current liabilities	3,887	5,703
Liabilities	9,434	12,022

(i) Includes cash outflows of R$1,263 and the realization of judicial deposits of R$1,500.

In addition, the Company is under negotiations with the Government of the State of Minas Gerais (“GEMG”) and other relevant authorities for an additional agreement for collective damages indemnification and further compensation for the society and environment. The goal of Vale with a potential agreement would be to provide a stable legal framework for the execution of reparation and compensation, with the suspension of the existing civil lawsuits.

The potential agreement is still very uncertain as it is subject to conclusion of the ongoing negotiations and approval by the Company, the Government of the State of Minas Gerais, Public Prosecutors and other Authorities and Intervenient parties.

Therefore, the provisions recorded in these interim financial statements do not include the potential outcome of the current negotiation as it is not yet possible to reliably estimate an amount or whether the current negotiations will be successful.

The estimate of the economic impact of a potential agreement will depend on (i) final agreement on the list of reparation and compensation projects, (ii) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (iii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already provisioned; and (iv) the timing of the execution of projects and disbursements, which will impact the present value of the obligations.

Based on the current terms under discussion, and preliminary estimates subject to the uncertainties listed above, such possible agreement might result in an additional provision ranging from R$4 billion to R$8 billion. All accounting impacts, if any, will be recorded in the period an agreement is reached.

c) Incurred expenses

The Company has incurred expenses, which do not qualify for provision and have been recognized in the income statement, in the amount of R$585 and R$1,293 for the three and six-month periods ended June 30, 2020, respectively and R$621 and R$1,013 for the three and six-month periods ended June 30, 2019, respectively. These expenses include communication services, accommodation and humanitarian assistance, equipment, legal services, water, food aid, taxes, among others.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Operation stoppages

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures. The Company recorded a loss in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of R$557 and R$1,279 for the three and six-month periods ended June 30, 2020, respectively, and R$939 and R$1,544 for the three and six-month periods ended June 30, 2019, respectively. The Company is working on legal and technical measures to resume all operations at full capacity.

e) Assets write-off

Following the event and the decision to speed up the de-characterization of the upstream dams, the Company recognized a loss of R$251 and R$836 as “Impairment and disposal of non-current assets” for the three and six-month periods ended June 30, 2019 in relation to the assets writen-off of the Córrego do Feijão mine and those related to the other upstream dams in Brazil. In 2020, the Company did not write-off any asset related to the Brumadinho event.

f) Contingencies and other legal matters

Vale is subject to significant contingencies due to the Brumadinho dam failure. Vale has already been named on several judicial and administrative proceedings brought by authorities and affected people and is currently under investigation. Vale is evaluating these contingencies and would recognize a provision based on the updates on the stage of these claims.

On April 14, 2020, the judge of the 1st Civil Court of Ouro Preto ordered to restrict the Company's resources in the amount of R$50, to guarantee the reimbursement of any losses resulting from the compulsory removal of residents, in the event of a possible breach of the Doutor Dam.

Following these contingencies, approximately R$5,160 of the Company's assets are restricted as at June 30, 2020, of which approximately R$507 of the Company’s bank accounts are restricted and R$4,653 were converted into judicial deposits.

For the Brumadinho event, the Company has additional guarantees in the amounts of R$5,677 and R$5,714 for the three and six-month periods ended June 30, 2020, respectively. The expenses related to these additional guarantees in the amounts of R$10 and R$20 were recorded as financial expense in the Company's income statement for the three and six-month periods ended June 30, 2020, respectively.

On May 26, 2020, the Public Prosecutor's Office of Minas Gerais (“MPMG”) obtained a preliminary injunction determining the provision of a bank guarantee and/or insurance guarantee in the amount of R$7,932 to guarantee the application of an eventual fine and potential loss of assets, rights and values. After Vale’s appeal, the Minas Gerais Court of Justice (“TJMG”), on July 17, 2020 (subsequent event), upheld the decision that suspended the period prescribed for the Company to provide the required guarantee, based on the understanding there is no evidence of non-compliance risk in the future of a subsequent decision on this lawsuit.

(f.i) Administrative sanctions

In 2019, the Company was notified of the imposition of administrative fines by the Brazilian Institute of the Environment and Renewable Natural Resources (“IBAMA”), in the amount of R$250.

On July 6, 2020 (subsequent event), the Company signed an agreement with IBAMA, of which R$150 will be used in environmental projects in 7 parks in the state of Minas Gerais, covering an area of approximately 794 thousand hectares, and R$100 will be used in basic sanitation programs in the state of Minas Gerais. The total amount will be deposited in court to, after ratification of justice, be used in these environmental projects.

Furthermore, in 2019, the Secretary for Environment – SEMA Brumadinho imposed administrative fines, in the total amount of R$109.

As at June 30, 2020, both administrative sanctions are recorded as “Liabilities related to Brumadinho“.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(f.ii) U.S. Securities class action suits

Vale and certain of its officers and former officers have been named defendants in civil putative class action suits, under U.S. federal securities laws, brought before federal courts in New York by holders of our securities. These complaints were consolidated through an amended complaint brought by the Lead Plaintiff on October 25, 2019 before the United States District Court for the Eastern District of New York.

The Lead Plaintiff alleges that we made false and misleading statements or omitted to make disclosures concerning the risks of the operations of Dam I in the Córrego do Feijão mine and the adequacy of the related programs and procedures.  The Lead Plaintiff has not specified an amount of alleged damages in these actions.  On December 13, 2019, the Company made a motion to dismiss the amended complaint. In January 2020, the lead plaintiff filed an opposition to this motion to dismiss.  On February 21, 2020, Vale filed a reply to the opposition. On May 20, 2020, Vale’s motion to dismiss was denied by the Court, although, in the same decision, the Court also dismissed several of the alleged misstatements initially claimed in the amended complaint. On June 3, 2020, Vale filed a motion for reconsideration of the Judge’s decision on Vale’s motion to dismiss. On June 17, 2020, the Lead Plaintiff filed an opposition to Vale’s motion for reconsideration. The judge has not issued a decision on Vale’s motion for reconsideration to date.

Vale intends to continue to defend itself against this action and will vigorously contest these claims. Based on the assessment of the Company´s legal consultants and given its preliminary status, the expectation of loss of this proceeding is classified as possible. However, given the preliminary status of the action, it is not possible at this time to determine a reliable estimate of the potential exposure.

g) Insurance

The Company is negotiating with insurers the payment of indemnification under its operational risk and civil liability. However, these negotiations are still at a preliminary stage, therefore any payment of insurance proceeds will depend on the coverage definitions under these policies and assessment of the amount of loss. Due to uncertainties, no indemnification to the Company was recognized in these interim financial statements.

Critical accounting estimates and judgments

The measurement of the provision requires the use of significant judgments, estimates and assumptions. The provision reflects the estimated costs to comply with Vale’s obligation in relation to the event.

The main critical assumptions and estimates applied in measuring the provision for de-characterization of the dams considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; (iii) acceptance by the authorities of the proposed engineering methods and solution; and (iv) updates in the discount rate.

The provision for Framework Agreements and donations may be affected by factors including, but not limited to: (i) changes in laws and regulations; (ii) changes in the current estimated market price of the direct and indirect cost related to products and services, (iii) changes in timing for cash outflows, (iv) changes in the technology considered in measuring the provision, (v) number of individuals entitled to the indemnification payments, (vi) resolution of existing and potential legal claims, (vii) demographic assumptions, (viii) actuarial assumptions, and (ix) updates in the discount rate.

Therefore, future expenditures may differ from the amounts currently provided because the realized assumptions and various other factors are not always under the Company’s control. These changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company will reassess the key assumptions used in the preparation of the projected cash flows and will adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

4.        Information by business segment and by geographic area

The Company operates the following reportable segments: Ferrous Minerals, Base Metals and Coal. The segments are aligned with products and reflect the structure used by Management to evaluate Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Boards and the Board of Directors. The performance of the operating segments is assessed based on a measure of (EBITDA).

In 2019, the Company created the Special Recovery and Development Board, which is in-charge of social, humanitarian, environmental and structural recovery measures in the affected areas due to the Brumadinho dam rupture. This Board reports to the CEO and is responsible to assess the costs related to the Brumadinho event. These costs are not directly related to the Company's operating activities and, therefore, were not allocated to any operating segment.

The Company allocates to “Others” the revenues and cost of other products, services, research and development, investments in joint ventures and associates of other business and unallocated corporate expenses.

a)    Adjusted LAJIDA (EBITDA)

The definition of Adjusted LAJIDA (EBITDA) for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and disposal of non-current assets.

	Consolidated
	Three-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	26,069	(9,343)	(320)	(130)	(656)	-	15,620
Iron ore pellets	4,858	(2,030)	10	(5)	(90)	283	3,026
Ferroalloys and manganese	366	(226)	-	(5)	(51)	-	84
Other ferrous products and services	403	(298)	3	(2)	-	-	106
	31,696	(11,897)	(307)	(142)	(797)	283	18,836

Base metals
Nickel and other products	5,108	(3,491)	(87)	(61)	(155)	-	1,314
Copper	2,809	(999)	(14)	(79)	-	-	1,717
	7,917	(4,490)	(101)	(140)	(155)	-	3,031

Coal	510	(1,959)	16	(32)	-	-	(1,465)

Brumadinho event	-	-	(693)	-	-	-	(693)
COVID-19	-	-	(469)	-	-	-	(469)
Others	311	(373)	(1,014)	(169)	(9)	126	(1,128)
Total	40,434	(18,719)	(2,568)	(483)	(961)	409	18,112

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	22,936	(8,209)	(572)	(95)	(923)	-	13,137
Iron ore pellets	5,093	(2,254)	(14)	(22)	(51)	567	3,319
Ferroalloys and manganese	270	(218)	(6)	(1)	-	-	45
Other ferrous products and services	382	(323)	7	(3)	-	-	63
	28,681	(11,004)	(585)	(121)	(974)	567	16,564

Base metals
Nickel and other products	4,207	(3,108)	(87)	(30)	(16)	-	966
Copper	1,804	(921)	(11)	(27)	-	-	845
	6,011	(4,029)	(98)	(57)	(16)	-	1,811

Coal	1,009	(1,517)	7	(24)	-	111	(414)

Brumadinho event	-	-	(5,921)	-	-	-	(5,921)

Others	304	(316)	153	(148)	(10)	194	177
Total	36,005	(16,866)	(6,444)	(350)	(1,000)	872	12,217

	Consolidated
	Six-month period ended June 30, 2020
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	45,444	(16,891)	(407)	(238)	(1,405)	-	26,503
Iron ore pellets	8,682	(3,878)	58	(9)	(202)	283	4,934
Ferroalloys and manganese	577	(449)	-	(5)	(56)	-	67
Other ferrous products and services	786	(615)	8	(5)	-	-	174
	55,489	(21,833)	(341)	(257)	(1,663)	283	31,678

Base metals
Nickel and other products	9,761	(6,472)	(173)	(122)	(155)	-	2,839
Copper	4,518	(1,923)	(10)	(156)	-	-	2,429
	14,279	(8,395)	(183)	(278)	(155)	-	5,268

Coal	1,183	(3,643)	22	(72)	-	324	(2,186)

Brumadinho event	-	-	(1,401)	-	-	-	(1,401)
COVID-19	-	-	(469)	-	-	-	(469)
Others	734	(778)	(1,605)	(305)	(26)	126	(1,854)
Total	71,685	(34,649)	(3,977)	(912)	(1,844)	733	31,036

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30, 2019
	Net operating revenue	Cost of goods sold and services rendered	Sales, administrative and other operating expenses	Research and evaluation	Pre operating and operational stoppage	Dividends received and interest from associates and joint ventures	Adjusted LAJIDA (EBITDA)
Ferrous minerals
Iron ore	39,824	(14,413)	(621)	(166)	(1,524)	-	23,100
Iron ore pellets	11,413	(5,099)	(28)	(39)	(88)	567	6,726
Ferroalloys and manganese	594	(436)	(9)	(2)	-	-	147
Other ferrous products and services	783	(610)	4	(3)	-	-	174
	52,614	(20,558)	(654)	(210)	(1,612)	567	30,147

Base metals
Nickel and other products	7,908	(5,707)	(133)	(56)	(46)	-	1,966
Copper	3,580	(1,774)	(12)	(47)	-	-	1,747
	11,488	(7,481)	(145)	(103)	(46)	-	3,713

Coal	2,267	(3,118)	3	(46)	-	217	(677)

Brumadinho event	-	-	(23,236)	-	-	-	(23,236)

Others	588	(634)	(406)	(260)	(10)	194	(528)
Total	66,957	(31,791)	(24,438)	(619)	(1,668)	978	9,419

Adjusted LAJIDA (EBITDA) is reconciled to net income (loss) as follows:

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders	5,289	(384)	6,273	(6,806)
Loss attributable to noncontrolling interests	(412)	(34)	(759)	(158)
Net income (loss)	4,877	(418)	5,514	(6,964)
Depreciation, depletion and amortization	4,336	3,786	8,012	6,815
Income taxes	854	1,859	(2,248)	(585)
Financial results	2,591	2,834	13,077	5,424
LAJIDA (EBITDA)	12,658	8,061	24,355	4,690

Items to reconciled adjusted LAJIDA (EBITDA)
Equity results and other results in associates and joint ventures	2,785	2,862	3,552	2,548
Dividends received and interest from associates and joint ventures (i)	409	872	733	978
Impairment and disposal of non-current assets	2,260	422	2,396	1,203
Adjusted LAJIDA (EBITDA)	18,112	12,217	31,036	9,419

(i) Includes the remuneration of the financial instrument of the Coal segment.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Assets by segment

	Consolidated
	June 30, 2020			December 31, 2019
	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)	Product inventory	Investments in associates and joint ventures	Property, plant and equipment and intangibles (i)
Ferrous minerals	10,178	6,756	139,315	7,880	6,970	135,143
Base metals	7,717	90	99,652	5,457	56	80,181
Coal	210	-	-	243	-	-
Others	54	4,497	7,005	7	4,252	6,666
Total	18,159	11,343	245,972	13,587	11,278	221,990

	Consolidated
	Three-month period ended June 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	2,595	315	2,568	1,226	341	2,085
Base metals	1,770	338	1,705	1,013	164	1,396
Coal	168	-	-	105	-	235
Others	4	11	63	12	5	70
Total	4,537	664	4,336	2,356	510	3,786

	Consolidated
	Six-month period ended June 30,
	2020			2019
	Capital expenditures (ii)			Capital expenditures (ii)
	Sustaining capital	Project execution	Depreciation, depletion and amortization	Sustaining capital	Project execution	Depreciation, depletion and amortization
Ferrous minerals	4,976	721	4,460	2,278	665	3,701
Base metals	3,385	573	3,338	1,701	205	2,554
Coal	513	-	83	295	-	420
Others	10	22	131	14	13	140
Total	8,884	1,316	8,012	4,288	883	6,815

i) Goodwill is allocated mainly to ferrous minerals and base metals segments in the amount of R$7,133 and R$9,926 in June 30, 2020 and R$7,133 and R$7,495 in December 31, 2019, respectively.

(ii) Cash outflows.

c)       Net operating revenue by geographic area

	Consolidated
	Three-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	71	269	-	-	340
United States of America	156	802	-	-	958
Germany	359	1,508	-	-	1,867
Europe, except Germany	1,205	2,287	178	-	3,670
Middle East, Africa and Oceania	1,518	26	117	-	1,661
Japan	1,556	576	1	-	2,133
China	22,342	889	-	-	23,231
Asia, except Japan and China	2,221	1,323	191	-	3,735
Brazil	2,268	237	23	311	2,839
Net operating revenue	31,696	7,917	510	311	40,434

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Three-month period ended June 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	569	647	-	-	1,216
United States of America	483	956	-	-	1,439
Germany	1,208	575	-	-	1,783
Europe, except Germany	1,836	1,644	168	-	3,648
Middle East, Africa and Oceania	1,927	19	36	-	1,982
Japan	1,845	341	116	-	2,302
China	15,744	712	-	-	16,456
Asia, except Japan and China	2,012	913	566	-	3,491
Brazil	3,057	204	123	304	3,688
Net operating revenue	28,681	6,011	1,009	304	36,005

	Consolidated
	Six-month period ended June 30, 2020
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	529	1,147	-	-	1,676
United States of America	357	1,894	-	-	2,251
Germany	1,185	2,373	-	-	3,558
Europe, except Germany	2,481	3,976	397	-	6,854
Middle East, Africa and Oceania	2,593	62	243	-	2,898
Japan	3,248	1,000	56	-	4,304
China	36,131	1,394	75	-	37,600
Asia, except Japan and China	4,071	2,030	389	-	6,490
Brazil	4,894	403	23	734	6,054
Net operating revenue	55,489	14,279	1,183	734	71,685

	Consolidated
	Six-month period ended June 30, 2019
	Ferrous minerals	Base metals	Coal	Others	Total
Americas, except United States and Brazil	1,177	1,481	-	-	2,658
United States of America	853	1,743	-	-	2,596
Germany	2,195	1,014	-	-	3,209
Europe, except Germany	3,390	3,141	568	-	7,099
Middle East, Africa and Oceania	4,300	41	138	-	4,479
Japan	3,647	674	362	-	4,683
China	27,987	1,251	-	-	29,238
Asia, except Japan and China	3,648	1,758	1,017	-	6,423
Brazil	5,417	385	182	588	6,572
Net operating revenue	52,614	11,488	2,267	588	66,957

Provisionally priced commodities sales – The commodity price risk arises from volatility of iron ore, nickel, copper and coal prices. The Company is mostly exposed to the fluctuations in the iron ore and copper price. The selling price of these products can be measured reliably at each period, since the price is quoted in an active market. The final price of these sales will be determined during the third quarter of 2020.

The sensitivity of the Company’s risk on final settlement of its provisionally priced accounts receivables are presented below:

	June 30, 2020
	Thousand metric tons	Provisional price (US$/tonne)	Change	Effect on Revenue (R$ million)
Iron ore	19,267	94.3	+/-10%	978
Iron ore pellets	1,783	123.5	+/-10%	119
Copper	81	7,865.0	+/-10%	342

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5.       Costs and expenses by nature

a)    Cost of goods sold and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Personnel	1,950	2,077	3,804	3,816
Materials and services	4,040	3,812	7,671	7,413
Fuel oil and gas	1,107	1,319	2,364	2,633
Maintenance	3,315	2,797	6,318	5,169
Energy	793	789	1,636	1,586
Acquisition of products	1,069	538	1,335	940
Depreciation and depletion	3,948	3,416	7,233	6,241
Freight	3,706	3,309	6,824	6,183
Others	2,739	2,225	4,697	4,051
Total	22,667	20,282	41,882	38,032

Cost of goods sold	21,993	19,610	40,492	36,752
Cost of services rendered	674	672	1,390	1,280
Total	22,667	20,282	41,882	38,032

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Selling	112	96	183	175
Personnel	213	163	424	337
Services	175	51	254	104
Depreciation and amortization	71	58	153	114
Others	93	59	166	115
Total	664	427	1,180	845

c)       Other operating expenses (income), net

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Provision for litigations (i)	237	626	326	925
Profit sharing program	68	65	218	197
COVID-19 expenses	469	-	469	-
Others (ii)	508	(538)	536	(651)
Total	1,282	153	1,549	471

(i) In 2019, includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

(ii) In 2019, includes the reversal of the amount provided for the legal proceedings related to the Rede Ferroviária Federal S.A lawsuit.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6.        Financial result

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Financial income
Short-term investments	148	181	379	354
Others (i)	566	298	827	489
	714	479	1,206	843
Financial expenses
Loans and borrowings gross interest	(1,037)	(1,078)	(1,991)	(2,025)
Capitalized loans and borrowing costs	69	155	207	296
Participative stockholders' debentures	(1,236)	(973)	(1,339)	(2,310)
Interest on REFIS	(69)	(165)	(178)	(325)
Interest on lease liabilities	(93)	(97)	(171)	(169)
Financial guarantees (note 12)	(163)	32	(866)	70
Others	(603)	(804)	(1,084)	(1,428)
	(3,132)	(2,930)	(5,422)	(5,891)
Other financial items, net
Net foreign exchange gains (losses) - Loans and borrowings	(1,046)	218	(5,831)	169
Derivative financial instruments (note 19)	(421)	255	(6,815)	595
Other foreign exchange gains (losses), net	1,580	(135)	4,089	(109)
Indexation losses, net	(286)	(721)	(304)	(1,031)
	(173)	(383)	(8,861)	(376)
Total	(2,591)	(2,834)	(13,077)	(5,424)

(i) In 2020, includes amounts related to Eletrobrás' contingent assets in the amount of R$301, see note 21e.

7.        Income taxes

a) Deferred income tax assets and liabilities

Changes in deferred tax are as follows:

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2019	37,151	7,585	29,566
Effect in income statement	5,288	(294)	5,582
Translation adjustment	2,770	2,010	760
Other comprehensive income	8,480	(368)	8,848
Balance at June 30, 2020	53,689	8,933	44,756

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance at December 31, 2018	26,767	5,936	20,831
Effect in income statement	2,807	(166)	2,973
Translation adjustment	(46)	97	(143)
Other comprehensive income	(27)	(238)	211
Balance at June 30, 2019	29,501	5,629	23,872

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Income tax reconciliation – Income statement

The total amount presented as income taxes in the income statement is reconciled to the statutory rate, as follows:

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Income (loss) before income taxes	5,731	1,441	3,266	(7,549)
Income taxes at statutory rate - 34%	(1,948)	(490)	(1,110)	2,567
Adjustments that affect the basis of taxes:
Tax incentives	970	118	2,349	239
Equity results	77	121	(100)	256
Addition (reversal) of tax loss carryforward	150	(1,048)	1,959	(1,911)
Others	(103)	(560)	(850)	(566)
Income taxes	(854)	(1,859)	2,248	585

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

c) Income taxes - Settlement program (“REFIS”)

The balance mainly relates to the settelment program of the claims related to the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. As at June 30, 2020, the balance of R$15,053 (R$1,758 classified as current liabilities and R$13,295 classified as non-current liabilities) is due in 100 remaining monthly installments, bearing the SELIC interest rate (Special System for Settlement and Custody), which is the Brazilian federal funds rate. As at June 30, 2020, the SELIC rate was 2,25% per annum.

d) Uncertain tax positions

In 2004, a decision of the Federal Court of Appeals of the 2nd Region (“TRF”) granted to the Company the right to deduct the social security contributions on the net income (“CSLL”) from the taxable corporate income. In 2006, the Brazilian federal tax authorities commenced a rescission action (ação rescisória), seeking the reversal of the 2004 decision. In 2019, “TRF” decided in favor for the rescission action. Following this decision, the Company has filed a motion for clarification, which was not accepted in the trial in June 2020. New appeals will be filed.

Due to the developments on the proceedings, the Company has decided to not deduct the “CSLL” from the taxable income from the 2019 year-end onwards. Based on its internal and external experts, the Company has determined that it is probable that the Company’s tax treatment on the uncertainties associated to the deduction of the “CSLL”, in the amount of R$783, will be accepted by the Brazilian tax authority and, therefore,  this amount has not been reserved in these interim financial statements.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

8.        Basic and diluted earnings (loss) per share

The basic and diluted earnings (loss) per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Net income (loss) attributable to Vale's stockholders:
Net income (loss)	5,289	(384)	6,273	(6,806)

Thousands of shares
Weighted average number of shares outstanding - common shares	5,129,911	5,181,771	5,129,254	5,181,092

Basic and diluted earnings (loss) per share:
Common share (R$)	1.03	(0.07)	1.22	(1.31)

The Company does not have potential outstanding shares or other instruments with dilutive effect on the earnings per share computation.

9.        Accounts receivable

	Consolidated
	June 30, 2020	December 31, 2019
Accounts receivable	14,477	10,448
Expected credit loss	(258)	(253)
	14,219	10,195

Revenue related to the steel sector - %	84.80%	87.33%

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Impairment of accounts receivable recorded in the income statement	(14)	(12)	41	(12)

There is no customer that individually represents more than 10% of the Company’s accounts receivable or revenues.

10.      Inventories

	Consolidated
	June 30, 2020	December 31, 2019
Finished products	14,690	10,505
Work in progress	3,469	3,082
Consumable inventory	4,062	3,641
Total	22,221	17,228

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Reversal (provision) for net realizable value	127	(139)	(213)	(206)

Finished and work in progress products inventories by segments are presented in note 4(b).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

11.      Other financial assets and liabilities

	Consolidated
	Current		Non-Current
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Other financial assets
Assets held for sale (note 12)	832	613	-	-
Restricted cash	-	-	830	609
Loans	16	-	355	350
Derivative financial instruments (note 19)	533	1,160	344	742
Investments in equity securities	-	-	2,341	2,925
Related parties - Loans (note 24)	1,650	1,289	8,720	6,448
	3,031	3,062	12,590	11,074
Other financial liabilities
Derivative financial instruments (note 19)	2,881	377	4,823	1,237
Related parties - Loans (note 24)	4,074	3,951	5,151	3,853
Financial guarantees (note 12)	-	-	2,971	2,116
Participative stockholders' debentures	-	-	11,285	10,416
	6,955	4,328	24,230	17,622

Participative stockholders’ debentures

On April 1, 2020, the Company made available for withdrawal as remuneration the amount of R$506.

12.      Investments in associates and joint ventures

a) Changes during the period

Changes in investments in associates and joint ventures as follows:

	Consolidated
	Total
	2020	2019
Balance at January 1,	11,278	12,495
Additions (i)	365	2
Translation adjustment	426	(2)
Equity results in income statement	(293)	752
Equity results in statement of comprehensive income	(8)	(14)
Fair value adjustment (ii)	-	(630)
Dividends declared	(488)	(701)
Others	63	36
Balance at June 30,	11,343	11,938

(i) In 2020, refers mainly to Companhia Siderúrgica do Pecém’s capital increase.

(ii) In 2019, refers to fair value adjustment of the investment in Henan Longyu Energy Resources Co., Ltd., which was transferred later to assets held for sale.

The amount of investments by segments are presented in note 4(b).

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Assets held for sale

Vale Nouvelle-Calédonie – On May 25, 2020, the Company announced that its subsidiary, Vale Canada Limited (“VCL”), had entered into a non-binding agreement to negotiate with exclusivity the sale of its entire interest in Vale Nouvelle-Calédonie S.A.S. (“VNC”) to New Century Resources Limited (“NCZ”) for an insignificant consideration.

The closing of the transaction is expected to occur by the first quarter of 2021 and is subject to the consultation of the VNC’s works council, as required by the New Caledonian law and customary closing conditions, including regulatory approvals. The parties also plan to jointly engage with the French State to confirm its continued financing support to VNC.

The VNC’s assets and liabilities were classified as “held for sale” at the fair value less costs of disposal, resulting in the recognition of an impairment charge of R$1,783 recorded as “Impairment and disposals of non-current assets”, in the income statement for the three and six-month periods ended June 30, 2020.

The potential sale agreement will include a financial package to support the transition and continuity of VNC operations from VCL to NCZ, including the funding for the conversion of tailings deposition from wet to dry-stacking (“Project Lucy”). When the negotiation is completed and final transaction documentation is signed, the Company will recognize a liability of approximately R$2,738 (US$500 million) in relation to those potential cash contributions, which will be made by Vale into an independently managed capital trust.

Henan Longyu – On December 27, 2019 the Company entered into an agreement to sell its 25% interest in Henan Longyu Energy Resources Co., Ltd, a company that operates two coal mines in the province of Henan, China, for the total consideration of R$832 (US$152 million). The closing is expected by the end of 2020 upon completion of conditions precedent. The investment is classified as held for sale in “other financial assets”.

c) Acquisitions and divestitures

Divestment agreement in compliance with PTVI's Contract of Work - The Company´s subsidiary, PT Vale Indonesia Tbk (“PTVI”), a public company in Indonesia, has an agreement in place with the government of the Republic of Indonesia to operate its mining licenses which includes a commitment to divest an additional 20% of PTVI’s shares to Indonesian participants.

In June 2020, the Company signed together with Sumitomo Metal Mining Co., Ltd. ("SMM"), a definitive agreement for the sale of 20% of their stake in PTVI to PT Indonesia Asahan Aluminium ("PT Inalum”), an Indonesia state-owned enterprise. The conclusion of the transaction is expected to occur in 2020, after the satisfaction of customary regulatory approvals.

After the closing of the transaction, Vale and SMM will have a stake of 44.3% and 15%, respectively, totaling a 59.3% interest in PTVI and, therefore, the Company will continue consolidating PTVI in its financial statements due to the shareholders’ agreement that will be signed by Vale and SMM at the closing of the transaction. With this divestment, the Company will receive cash consideration of approximately R$1,588 (US$290 million) at the closing date of the sale and the result arising from the transaction with non-controlling interests will be recorded within Stockholders’ Equity.

New Steel – On January 24, 2019 the Company acquired 100% of the share capital of New Steel Global N.V. (“New Steel”) and gained its control for the total cash consideration of R$1,884. New Steel is a company that develops processing and beneficiating technologies for iron ore through a completely dry process. The consideration paid is mainly attributable to the research and development project for processing and beneficiating iron ore, which are presented as “Intangibles” (note 13).

d) Guarantees provided

As of June 30, 2020, the notional value of corporate financial guarantees provided by Vale (within the limit of its direct or indirect interest) for certain associates and joint ventures were R$8,356 (December 31, 2019 R$6,671). The fair value of these financial guarantees is shown in note 11.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Investments in associates and joint ventures (continued)

			Consolidated
			Investments in associates and joint ventures		Equity results in the income statement				Dividends received
					Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
Associates and joint ventures	% ownership	% voting capital	June 30, 2020	December 31, 2019	2020	2019	2020	2019	2020	2019	2020	2019
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	113	102	6	15	11	21	-	-	-	-
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	247	354	10	37	25	104	89	126	89	126
Companhia Hispano-Brasileira de Pelotização (i)	50.89	50.89	200	284	4	32	16	79	72	148	72	148
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	253	262	27	26	51	57	119	109	119	109
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	645	605	30	80	40	194	-	182	-	182
MRS Logística S.A.	48.16	46.75	2,009	1,999	77	57	68	101	-	-	-	-
VLI S.A.	37.60	37.60	3,168	3,273	39	27	(92)	30	-	-	-	-
Zhuhai YPM Pellet Co.	25.00	25.00	121	91	-	-	-	-	-	-	-	-
			6,756	6,970	193	274	119	586	280	565	280	565
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	-	-	-	15	-	(6)	-	-	-	-
			-	-	-	15	-	(6)	-	-	-	-
Base metals
Korea Nickel Corp.	25.00	25.00	90	56	-	-	2	(2)	-	-	-	-
			90	56	-	-	2	(2)	-	-	-	-
Others
Aliança Geração de Energia S.A. (i)	55.00	55.00	1,852	1,894	38	37	84	91	126	111	126	111
Aliança Norte Energia Participações S.A. (i)	51.00	51.00	631	646	(11)	(2)	(15)	5	-	-	-	-
California Steel Industries, Inc.	50.00	50.00	1,313	975	26	40	(2)	102	-	83	-	83
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	-	-	-	-	(364)	-	-	-	-	-
Mineração Rio do Norte S.A.	40.00	40.00	338	393	(9)	17	(55)	13	-	-	-	-
Others			363	344	(9)	(26)	(62)	(37)	3	2	3	2
			4,497	4,252	35	66	(414)	174	129	196	129	196
Total			11,343	11,278	228	355	(293)	752	409	761	409	761

(i) Although the Company held a majority of the voting capital, the entities are accounted under the equity method due to the stockholders' agreement where relevant decisions are shared with other parties.

(ii) Companhia Siderúrgica do Pecém (“CSP”) is a joint venture and its results are accounted for under the equity method, in which the accumulated losses are capped to the Company ́s interest in the investee’s capital based on the applicable law and requirements. That is, after the investment is reduced to zero, the Company does not recognize further losses nor liabilities associated with the investee.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

13.       Intangibles

Changes in intangibles are as follows:

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents	Total
Balance at December 31, 2019	14,628	16,005	563	304	2,757	34,257
Additions	-	358	-	37	-	395
Disposals	-	(18)	-	,	-	(18)
Amortization	-	(451)	(3)	(57)	-	(511)
Translation adjustment	2,431	-	139	29	2	2,601
Balance at June 30, 2020	17,059	15,894	699	313	2,759	36,724
Cost	17,059	20,767	1,221	3,734	2,759	45,540
Accumulated amortization	-	(4,873)	(522)	(3,421)	-	(8,816)
Balance at June 30, 2020	17,059	15,894	699	313	2,759	36,724

	Consolidated
	Goodwill	Concessions	Contract right	Software	Research and development project and patents (i)	Total
Balance at December 31, 2018	14,155	15,737	530	428	-	30,850
Additions	-	818	-	101	1,888	2,807
Disposals	-	(44)	-	(1)	-	(45)
Amortization	-	(519)	(3)	(151)	-	(673)
Translation adjustment	181	9	13	6	(30)	179
Balance at June 30, 2019	14,336	16,001	540	383	1,858	33,118
Cost	14,336	20,132	821	3,768	1,858	40,915
Accumulated amortization	-	(4,131)	(281)	(3,385)	-	(7,797)
Balance at June 30, 2019	14,336	16,001	540	383	1,858	33,118

(i) Refers mainly to the acquisition of New Steel Global N.V. (note 12c).

Concessions

The Federal Court of Audit approved on July 29, 2020 (subsequent event), the early extension of the Vitória Minas Railroad (EFVM) and Carajás Railroad (EFC) concessions. The Company will assess the terms and consequences of this decision to submit the proposal, with the required counterparts, to its Board of Directors

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14.       Property, plant and equipment

Changes in property, plant and equipment are as follows:

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2019	2,881	40,256	38,713	22,921	33,302	6,819	25,201	17,640	187,733
Additions (i)	-	-	-	-	-	166	-	8,974	9,140
Disposals	(4)	(9)	(17)	(17)	(38)	-	(19)	(160)	(264)
Assets retirement obligation	-	-	-	-	1,770	-	-	-	1,770
Depreciation, amortization and depletion	-	(1,091)	(1,349)	(1,930)	(1,267)	(402)	(1,237)	-	(7,276)
Impairment (note 12b)	-	(947)	(1,289)	(93)	(692)	(3)	(342)	(529)	(3,895)
Translation adjustment	374	3,619	2,385	4,218	6,771	1,805	1,629	1,239	22,040
Transfers	87	488	754	972	1,779	-	1,006	(5,086)	-
Balance at June 30, 2020	3,338	42,316	39,197	26,071	41,625	8,385	26,238	22,078	209,248
Cost	3,338	75,148	59,276	55,725	87,228	10,062	50,260	22,078	363,115
Accumulated depreciation	-	(32,832)	(20,079)	(29,654)	(45,603)	(1,677)	(24,022)	-	(153,867)
Balance at June 30, 2020	3,338	42,316	39,197	26,071	41,625	8,385	26,238	22,078	209,248

	Consolidated
	Land	Building	Facilities	Equipment	Mineral properties	Right of use assets	Others	Constructions in progress	Total
Balance at December 31, 2018	2,459	42,434	43,536	24,826	32,931	-	28,175	13,120	187,481
Effects of IFRS 16/CPC 06 (R2) adoption	-	-	-	-	-	6,978	-	-	6,978
Additions (i)	-	-	-	-	-	236	-	6,626	6,862
Disposals	(78)	(423)	(117)	(98)	(613)	(16)	(644)	(100)	(2,089)
Assets retirement obligation	-	-	-	-	907	-	-	-	907
Depreciation, amortization and depletion	-	(1,000)	(1,228)	(1,645)	(1,235)	(346)	(1,264)	-	(6,718)
Translation adjustment	(1)	56	86	(62)	478	(44)	31	87	631
Transfers	1	342	486	2,092	1,284	-	1,575	(5,780)	-
Balance at June 30, 2019	2,381	41,409	42,763	25,113	33,752	6,808	27,873	13,953	194,052
Cost	2,381	71,380	68,038	48,783	67,152	7,383	47,036	13,953	326,106
Accumulated depreciation	-	(29,971)	(25,275)	(23,670)	(33,400)	(575)	(19,163)	-	(132,054)
Balance at June 30, 2019	2,381	41,409	42,763	25,113	33,752	6,808	27,873	13,953	194,052

(i) Includes capitalized borrowing costs.

There are no material changes to the net book value of consolidated property, plant and equipment pledged to secure judicial claims and loans and borrowings (note 15) compared to those disclosed in the financial statements as at December 31, 2019.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Leases

Changes in the recognized right-of-use assets and leases liabilities are as follows:

	Assets
	December 31, 2019	Additions and contract modifications (i)	Depreciation	Translation adjustment	June 30, 2020
Ports	2,958	3	(95)	896	3,762
Vessels	2,341	-	(123)	827	3,045
Pellets plants	676	126	(104)	19	717
Properties	521	18	(53)	(41)	445
Energy plants	250	-	(6)	101	345
Locomotives	-	11	-	-	11
Mining equipment	73	5	(21)	3	60
Total	6,819	163	(402)	1,805	8,385

	Liabilities
	December 31, 2019	Additions and contract modifications (i)	Payments	Interest	Translation adjustment	June 30, 2020
Ports	3,023	3	(201)	70	978	3,873
Vessels	2,343	-	(185)	63	824	3,045
Pellets plants	705	126	(10)	24	(24)	821
Properties	614	18	(37)	10	80	685
Energy plants	282	-	(7)	-	48	323
Locomotives	154	11	(20)	-	58	203
Mining equipment	97	5	(22)	4	15	99
Total	7,218	163	(482)	171	1,979	9,049

(i) Additions mainly relates to renewal of the contract with the pelletizing companies Hispanobras and Itabrasco, which expires in March 2021 and June 2021, respectively.

The annual minimum payments are presented as follows:

	2020	2021	2022	2023	2024 onwards	Total
Ports	82	181	181	181	3,379	4,004
Vessels	181	356	345	340	2,546	3,768
Pellets plants	159	115	115	33	394	816
Properties	110	148	93	77	219	647
Energy plants	16	33	33	33	181	296
Locomotives	22	49	49	49	126	295
Mining equipment	16	27	27	16	11	97
Total	586	909	843	729	6,856	9,923

The amounts in the table above presents the undiscounted lease obligation by maturity date. The lease liability disclosed as “leases” in the balance sheet is measured at the present value of such obligations.

The total amount of the variable lease payments not included in the measurement of lease liabilities, which have been recognized straight to the income statement, for the three and six-month periods ended June 30, 2020 was R$51 and R$199, respectively, and for the three and six-month periods ended June 30, 2019 was R$469 and R$1,179, respectively. The interest accretion recognized in the income statement is disclosed in note 6.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15.       Loans, borrowings, cash and cash equivalents and short-term investments

a)        Net debt

The Company evaluates the net debt with the objective of ensuring the continuity of its business in the long term.

	Consolidated
	June 30, 2020	December 31, 2019
Debt contracts in the international markets	83,492	42,298
Debt contracts in Brazil	9,066	10,327
Total of loans and borrowings	92,558	52,625

(-) Cash and cash equivalents	66,333	29,627
(-) Short-term investments	507	3,329
Net debt	25,718	19,669

b)        Cash and cash equivalents

Cash and cash equivalents include cash, immediately redeemable deposits and short-term investments with an insignificant risk of change in value. They are readily convertible to cash, being R$10,673 denominated in R$, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”), R$54,296 denominated in US$ and R$1,364 denominated in other currencies.

c)        Short-term investments

At June 30, 2020, the balance of R$507 is substantially comprised of investments in an exclusive investment fund immediately liquid, whose portfolio is composed of committed transactions and Financial Treasury Bills (“LFTs”), which are floating-rate securities issued by the Brazilian government. At December 31, 2019, the balance of R$3,329 is mainly comprised of investments directly in LFTs.

d)        Loans and borrowings

i)         Total debt

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	946	456	42,094	11,294
EUR	-	-	1,232	907
Fixed rates in:
US$	77	593	33,234	24,506
EUR	-	-	4,617	3,398
Other currencies	60	56	498	427
Accrued charges	734	645	-	16
	1,817	1,750	81,675	40,548
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	3,087	2,620	5,169	6,759
Basket of currencies and US$ indexed to LIBOR	246	177	181	226
Fixed rates in:
R$	120	174	126	181
Accrued charges	137	174	-	16
	3,590	3,145	5,476	7,182
Total	5,407	4,895	87,151	47,730

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The future flows of debt payments, principal and interest, are as follows:

	Consolidated
	Principal	Estimated future interest payments (i)
2020	1,951	1,727
2021	3,591	3,464
2022	15,929	3,222
2023	6,334	3,031
Between 2024 and 2028	40,134	11,015
2029 onwards	23,748	14,815
Total	91,687	37,274

(i) Based on interest rate curves and foreign exchange rates applicable as at June 30, 2020 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

At June 30, 2020, the average annual interest rates by currency are as follows:

	Consolidated
	Average interest rate (i)	Total debt
Loans and borrowings
US$	3.85%	77,406
R$ (ii)	8.93%	8,639
EUR (iii)	3.79%	5,952
Other currencies	3.45%	561
		92,558

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable at June 30, 2020.

(ii) R$ denominated debt that bears interest at IPCA, CDI, TR or TJLP, plus spread. For a total of R$8,176 the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in R$, resulting in an average cost of 2.97% per year in US$.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in EUR, resulting in an average cost of 4.29% per year in US$.

ii) Reconciliation of debt to cash flows arising from financing activities

Consolidated
Loans and borrowings
December 31, 2019	52,625
Additions	24,419
Repayments	(2,306)
Interest paid	(2,009)
Cash flow from financing activities	20,104

Effect of exchange rate	18,026
Interest accretion	1,803
Non-cash changes	19,829

June 30, 2020	92,558

iii) Credit and financing lines

In March 2020, the Company drew down R$27,380 (US$5 billion) under its revolving credit lines agreements, maturing in June 2022 R$10,952 (US$2 billion) and in December 2024 R$16,428 (US$3 billion), as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of current uncertainty in the global markets resulting from the COVID-19 outbreak

iv) Funding

In July 2020 (subsequent event), the Company issued through Vale Overseas Limited guaranteed notes due July 2030 totaling R$8,214 (US$1,500 million). The notes bear 3.750% coupon per year, payable semi-annually, and were sold at a price of 99.176% of the principal amount.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

v) Guarantees

As at June 30, 2020 and December 31, 2019, loans and borrowings are secured by property, plant and equipment in the amount of R$876 and R$887, respectively.

The securities issued through Vale’s wholly-owned finance subsidiary Vale Overseas Limited are fully and unconditionally guaranteed by Vale.

vi) Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (Earnings before Interest Taxes, Depreciation and Amortization) and interest coverage. The Company has not identified any instances of noncompliance as at June 30, 2020.

16.       Liabilities related to associates and joint ventures

On November 5, 2015, a rupture occurred in the Fundão tailings dam, in Mariana (State of Minas Gerais), operated by Samarco Mineração S.A. (“Samarco”), a joint venture controlled by Vale S.A. and BHP Billiton Brasil Ltda. (“BHP Brasil”). In March 2016, Samarco and its shareholders entered into a Framework Agreement with governmental authorities, in which Samarco, Vale and BHP Brasil agreed to establish the Renova Foundation, an entity responsible to develop and implement 42 long-term mitigation and compensation programs. In addition, the Company has a provision of R$1,001 for the de-characterization of the Germano dam.

On October 25, 2019, Samarco obtained the Corrective Operation License for its operating activities in the Germano Complex. Following this authorization, Samarco has obtained all environmental licenses required to restart its operations and expects to restart its operations by the end of 2020, subject to its shareholders’ approval.

The changes in the provision for the periods ended June 30, 2020 and 2019 are as follows:

	Consolidated
	2020	2019
Balance at January 1,	6,853	4,346
Provision increase	2,939	2,470
Payments	(852)	(575)
Present value valuation	198	311
Balance at June 30,	9,138	6,552

	June 30, 2020	December 31, 2019
Current liabilities	3,880	2,079
Non-current liabilities	5,258	4,774
Liabilities	9,138	6,853

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Renova Foundation

During the second quarter of 2020, Fundação Renova reviewed the assumptions used on the preparation of the estimates incorporated into the mitigation and compensation programs. The periodic review, resulted in an additional provision of R$2,939 for the Company, which corresponds to its portion of the responsibility to support the Renova Foundation for the next 10 years. The contingencies related to the Fundão dam rupture are disclosed in note 21.

Samarco’s working capital

In addition to the provision, Vale may provide a short-term credit facility up to R$1,164 (US$213 million), to support Samarco’s cash requirements, of which R$362 (US$76 million) has already been made available during the six-month period ended June 30, 2020. This amount was recognized in Vale´s income statement as an expense in “Equity results and other results in associates and joint ventures”.

Insurance

Since the Fundão dam rupture, the Company has been negotiating with insurers the indemnification payments based on its general liability policies. During the second quarter of 2020, the Company received payments in the amount of R$32 (US$6 million) and recognized a gain in the income statement as “Equity results and other results in associates and joint ventures”.

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, Vale does not have an obligation to provide funding to Samarco. Accordingly, Vale’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to Renova Foundation requires the use of assumptions that may be mainly affected by: (i) changes in scope of work required under the Framework Agreement as a result of further technical analysis and the ongoing negotiations with the Federal Prosecution Office, (ii) resolution of uncertainty in respect of the resumption of Samarco´s operations; (iii) updates of the discount rate; and (iv) resolution of existing and potential legal claims.

Moreover, the main critical assumptions and estimates applied in the Germano dam provision considers, among others: (i) volume of the waste to be removed based on historical data available and interpretation of the enacted laws and regulations; (ii) location availability for the tailings disposal; and (iii) acceptance by the authorities of the proposed engineering methods and solution.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods. At each reporting period, the Company reassess the key assumptions used by Samarco in the preparation of the projected cash flows and adjust the provision, if required.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

17.       Financial instruments classification

	Consolidated
	June 30, 2020				December 31, 2019
Financial assets	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	66,333	-	-	66,333	29,627	-	-	29,627
Short-term investments	-	-	507	507	-	-	3,329	3,329
Derivative financial instruments	-	-	533	533	-	-	1,160	1,160
Accounts receivable	14,071	-	148	14,219	9,885	-	310	10,195
Related parties	1,650	-	-	1,650	1,289	-	-	1,289
	82,054	-	1,188	83,242	40,801	-	4,799	45,600
Non-current
Judicial deposits	11,333	-	-	11,333	12,629	-	-	12,629
Restricted cash	830	-	-	830	609	-	-	609
Derivative financial instruments	-	-	344	344	-	-	742	742
Investments in equity securities	-	2,341	-	2,341	-	2,925	-	2,925
Loans	355	-	-	355	350	-	-	350
Related parties	8,720	-	-	8,720	6,448	-	-	6,448
	21,238	2,341	344	23,923	20,036	2,925	742	23,703
Total of financial assets	103,292	2,341	1,532	107,165	60,837	2,925	5,541	69,303

Financial liabilities
Current
Suppliers and contractors	16,068	-	-	16,068	16,556	-	-	16,556
Leases	1,206	-	-	1,206	910	-	-	910
Derivative financial instruments	-	-	2,881	2,881	-	-	377	377
Loans and borrowings	5,407	-	-	5,407	4,895	-	-	4,895
Interest on capital	6,348	-	-	6,348	6,333	-	-	6,333
Related parties	4,074	-	-	4,074	3,951	-	-	3,951
	33,103	-	2,881	35,984	32,645	-	377	33,022
Non-current
Leases	7,843	-	-	7,843	6,308	-	-	6,308
Derivative financial instruments	-	-	4,823	4,823	-	-	1,237	1,237
Loans and borrowings	87,151	-	-	87,151	47,730	-	-	47,730
Related parties	5,151	-	-	5,151	3,853	-	-	3,853
Participative stockholders' debentures	-	-	11,285	11,285	-	-	10,416	10,416
Financial guarantees	-	-	2,971	2,971	-	-	2,116	2,116
	100,145	-	19,079	119,224	57,891	-	13,769	71,660
Total of financial liabilities	133,248	-	21,960	155,208	90,536	-	14,146	104,682

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

18.       Fair value estimate

a)    Assets and liabilities measured and recognized at fair value:

	Consolidated
	June 30, 2020				December 31, 2019
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	507	-	-	507	3,329	-	-	3,329
Derivative financial instruments	-	748	129	877	-	1,806	96	1,902
Accounts receivable	-	148	-	148	-	310	-	310
Investments in equity securities	2,341	-	-	2,341	2,925	-	-	2,925
Total	2,848	896	129	3,873	6,254	2,116	96	8,466

Financial liabilities
Derivative financial instruments	-	7,492	212	7,704	-	1,130	484	1,614
Participative stockholders' debentures	-	11,285	-	11,285	-	10,416	-	10,416
Financial guarantees	-	2,971	-	2,971	-	2,116	-	2,116
Total	-	21,748	212	21,960	-	13,662	484	14,146

There were no transfers between Level 1 and Level 2, or between Level 2 and Level 3 for the six-month period ended June 30, 2020.

The following table presents the changes in Level 3 assets and liabilities for the six-month period ended June 30, 2020:

	Consolidated
	Derivative financial instruments
	Financial assets	Financial liabilities
Balance at December 31, 2019	96	484
Gain and losses recognized in income statement	33	(272)
Balance at June 30, 2020	129	212

Methods and techniques of evaluation

i) Derivative financial instruments

Derivative financial instruments are evaluated through the use of market curves and prices impacting each instrument at the closing dates, detailed in the item "market curves” (note 26).

For the pricing of options, the Company often uses the Black & Scholes model. In this model, the fair value of the derivative is determined basically as a function of the volatility and the price of the underlying asset, the strike price of the option, the risk-free interest rate and the option maturity. In the case of options where payoff is a function of the average price of the underlying asset over a certain period during the life of the option, the Company uses Turnbull & Wakeman model. In this model, in addition to the factors that influence the option price in the Black-Scholes model, the formation period of the average price is also considered.

In the case of swaps, both the present value of the long and short positions are estimated by discounting their cash flows by the interest rate in the related currency. The fair value is determined by the difference between the present value of the long and short positions of the swap in the reference currency.

For the swaps indexed to TJLP, the calculation of the fair value assumes that TJLP is constant, that is, the projections of future cash flows in Brazilian Reais are made considering the last TJLP disclosed.

Forward and future contracts are priced using the future curves of their corresponding underlying assets. Typically, these curves are obtained on the stock exchanges where these assets are traded, such as the London Metals Exchange (“LME”), the Commodity Exchange (“COMEX”) or other providers of market prices. When there is no price for the desired maturity, Vale uses an interpolation between the available maturities.

The fair value of derivatives within level 3 is estimated using discounted cash flows and option model valuation techniques with unobservable inputs of discount rates, stock prices and commodities prices.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b)       Fair value of financial instruments not measured at fair value

The fair values and carrying amounts of loans and borrowings are as follows:

	Consolidated
Financial liabilities	Balance	Fair value	Level 1	Level 2
June 30, 2020
Debt principal	91,687	99,154	48,326	50,828

December 31, 2019
Debt principal	51,774	58,784	36,208	22,576

Due to the short-term cycle, the fair value of cash and cash equivalents balances, financial investments, accounts receivable and accounts payable approximate their book values.

19.	Derivative financial instruments

a)       Derivatives effects on statement of financial position

	Consolidated
	Assets
	June 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	-	-	53	-
IPCA swap	235	203	337	474
Pre-dollar swap	-	-	84	31
	235	203	474	505
Commodities price risk
Nickel (i)	16	1	606	36
Bunker oil, Gasoil and Brent	244	16	76	-
	260	17	682	36

Others	38	124	4	201
	38	124	4	201
Total	533	344	1,160	742

(i) The nickel hedge accounting program was fully settled on April 1,2020. The remaining balance relates to the palladium (a nickel by-product) hedge accounting program.

	Consolidated
	Liabilities
	June 30, 2020		December 31, 2019
	Current	Non-current	Current	Non-current
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	1,084	3,339	196	322
IPCA swap	498	567	52	150
Eurobonds swap	34	273	24	117
Pre-dollar swap	412	412	32	148
	2,028	4,591	304	737
Commodities price risk
Nickel	6	-	13	16
Bunker oil, Gasoil and Brent	841	-	29	-
	847	-	42	16
Others	6	232	31	484
	6	232	31	484
Total	2,881	4,823	377	1,237

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b)       Effects of derivatives on the income statement, cash flow and other comprehensive income

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(969)	65	(4,095)	37
IPCA swap	(123)	63	(1,212)	109
Eurobonds swap	38	(11)	(107)	(83)
Pre-dollar swap	(146)	(20)	(807)	(12)
	(1,200)	97	(6,221)	51
Commodities price risk
Nickel	3	(14)	3	60
Bunker oil, Gasoil and Brent	540	(1)	(1,098)	107
	543	(15)	(1,095)	167
Options - MBR	-	138	-	145
Others	236	35	501	232
	236	173	501	377
Total	(421)	255	(6,815)	595

	Consolidated
	Financial settlement inflows (outflows)
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(168)	(76)	(248)	(400)
IPCA swap	-	-	1	(101)
Eurobonds swap	-	-	(24)	(19)
Pre-dollar swap	42	63	(58)	55
	(126)	(13)	(329)	(465)
Commodities price risk
Nickel	219	3	1,462	16
Bunker oil, Gasoil and Brent	(702)	-	(706)	-
	(483)	3	756	16

Others	11	(5)	307	(6)
Total	(598)	(15)	734	(455)

	Consolidated
	Gain recognized in other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Derivatives designated as cash flow hedge accounting
Nickel	(269)	-	8	-
Total	(269)	-	8	-

The maturity dates of the derivative financial instruments are as follows:

Last maturity dates
Currencies and interest rates	September 2029
Palladium	March 2021
Nickel	December 2021
Brent	June 2021
Gasoil	December 2020
Debentures convertible into shares	December 2027
Others	July 2022

c) Hedge in foreign operations

In January 2017, the Company implemented hedge accounting for the foreign currency risk arising from Vale S.A.’s net investments in Vale International S.A. and Vale Holding BV. Under the hedge accounting program, the Company’s debt denominated in U.S. dollars and Euros serves as a hedge instrument for these investments. With the program, the impact of exchange rate variations on debt denominated in U.S. dollars and Euros has been partially recorded in other comprehensive income, in the “Cumulative translation adjustments”. As at June 30, 2020, the carrying value of the debts designated as instrument hedge of these investments are R$12,369 (US$2,259 million) and R$4,615 (EUR750 million).

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2020	2019	2020	2019
Hedge in foreign operation, net of tax	(632)	128	(3,026)	84

20.        Provisions

	Consolidated
	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	2,716	3,183	-	-
Onerous contracts	310	229	4,685	3,489
Environmental obligations	539	587	1,286	980
Asset retirement obligations	690	638	18,480	15,323
Provisions for litigation (note 21)	-	-	6,265	5,895
Employee postretirement obligations (note 22)	401	319	12,039	8,546
Provisions	4,656	4,956	42,755	34,233

21.       Litigations

a)        Provision for litigations

Vale is party to labor, civil, tax and other ongoing lawsuits, at administrative and court levels. Provisions for losses resulting from lawsuits are estimated and updated by the Company, based on analysis from the Company’s legal consultants.

Changes in provision for litigations are as follows:

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,804	1,213	1,835	43	5,895
Additions and reversals, net	95	153	68	10	326
Payments	(58)	(51)	(167)	-	(276)
Indexation and interest	65	77	60	3	205
Translation adjustment	107	8	-	-	115
Balance at June 30, 2020	3,013	1,400	1,796	56	6,265

	Consolidated
	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,816	644	1,785	13	5,258
Additions and reversals, net (ii)	5	659	241	20	925
Payments	(57)	(142)	(276)	-	(475)
Indexation and interest	(6)	76	56	6	132
Translation adjustment	8	(5)	-	-	3
Balance at June 30, 2019	2,766	1,232	1,806	39	5,843

(i)   Includes amounts regarding to social security claims that were classified as labor claims.

(ii) Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b)       Contingent liabilities

The Company has contingent liabilities where claims are debated in both administrative and judicial claims and whose expected loss is classified as possible, and for which are not recognized by the Company.

Based in the legal opinions, the presentation of the litigations classified with expected loss as possible are presented as follow:

	Consolidated
	June 30, 2020	December 31, 2019
Tax litigations	37,730	33,839
Civil litigations	6,654	6,116
Labor litigations	2,800	3,116
Environmental litigations	4,533	4,410
Brumadinho event	712	635
Total	52,429	48,116

i - Tax litigations - The most relevant tax and social security contingent liabilities are associated with proceedings related to the collection of: (i) corporate income tax (“IRPJ”) and social contributions on the net income (“CSLL”), (ii) PIS and COFINS tax credits, (iii) value added tax on the services and circulation of goods (“ICMS”), (iv) the mining royalty known as CFEM (Compensação Financeira pela Exploração de Recursos Minerais). The increase in the contingent liability for the six-month period ended June 30, 2020 is mainly due to new proceedings related to CFEM, ICMS and PIS, associated with the changes on the stage of the proceedings and monetary updates of the judicial claims under discussion.

ii - Civil litigations - Most of these lawsuits have been filed by suppliers under the argument of contractual imbalance and non-compliance, thus seeking compensation for alleged losses, payments and contractual fines. In addition, there are also land-based lawsuits regarding Vale's operational properties.

iii - Labor litigations - Represents individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

iv - Environmental litigations - The most significant claims concern alleged environmental damages and issues related to environmental licensing.

c)       Judicial deposits

In addition to the provisions and contingent liabilities, the Company is required, by law, to make judicial deposits to secure a potential adverse outcome of certain lawsuits. These court-ordered deposits are monetarily adjusted and reported as non-current assets until a judicial decision to draw the deposit occurs.

	Consolidated
	June 30, 2020	December 31, 2019
Tax litigations	5,112	5,152
Civil litigations	416	346
Labor litigations	910	992
Environmental litigations	242	163
Brumadinho event (note 3)	4,653	5,976
Total	11,333	12,629

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$10 billion in guarantees for its lawsuits, as an alternative to judicial deposits. For the Brumadinho event, the Company contracted guarantees in the amount of R$5.7 billion which were presented in court according to agreements with Treasury Court of Minas Gerais and Public Prosecutor's Office.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Contingencies related to Samarco accident

(i) Public civil claim filed by the Federal Government and others and Public civil claim filed by Federal Prosecution Office (“MPF”)

In 2016, the federal government, the Brazilian states of Espírito Santo and Minas Gerais and other governmental authorities have initiated a public civil lawsuit against Samarco and its shareholders, with an estimated value indicated by the plaintiffs of R$20.2 billion. In the same year, MPF filed a public civil action against Samarco and its shareholders and presented several claims, including: (i) the adoption of measures for mitigating the social, economic and environmental impacts resulting from the dam failure and other emergency measures; (ii) the payment of compensation to the community; and (iii) payments for the collective moral damage. The action value indicated by MPF is R$155 billion.

In June 2018, the parties entered into an agreement (“Term of Adjustment of Conduct”), which extinguished (i) the public civil claim of R$20.2 billion filed by the Federal Government and others; and (ii) part of the claims included in the public civil claim of R$155 billion filed by MPF. The agreement also established a possible renegotiation of Renova Foundation's reparation programs upon the completion of studies carried by specialist engaged by the Public Prosecutor's Office in this process. These negotiations are ongoing and the conclusion is expected to occur by the end of this year.

In September 2019, the Court approved the list of entities selected by the community to provide it with technical assistance to assure its participation on the debates regarding the measures to be adopted to mitigate the impacts, in accordance with to the referred agreement.

In January 2020, the Court issued an order for the Brazilian Mining Authority (“ANM”) ratifying the injunction issued on the public civil actions, filed by the Brazilian Federal Government and others, and determining the immediate revocation of the restrictions on Vale's mining concessions.

In January 2020, the Court also determined the commencement of 10 specific proceedings to address the controverted and pending items related to settlement agreements, signed by the parties (TTAC and TacGov), according to some aspects from the referred agreements (the “Priority Topics”). The Court has been establishing specific obligations in each of the Priority Topics for public authorities, Renova Foundation, Vale, Samarco and BHP Brasil with the purpose of overcoming any pending and controversial for each of the Priority Topics.

(ii) United States class action lawsuits

In March 2017, holders of bonds issued by Samarco Mineração S.A., filed a class action suit in the Federal Court in New York against Samarco Mineração S.A., Vale, BHP Billiton Limited, BHP Billiton PLC and BHP Brasil Ltda. under U.S. federal securities laws. The plaintiffs alleged that Vale S.A. made false and misleading statements or did not make disclosures concerning the risks and threats of Samarco's Fundão dam operation and on the adequacy of programs and related procedures.

In June 2019, the Court issued a decision and order dismissing with prejudice the putative federal securities class action. In December 2019 the plaintiffs filed a Notice of Appeal to the Court of Appeals. On March 10, 2020, the plaintiff filed its opening appeal brief. In June 8, 2020, Vale has filed the opposition to Safra’s Appeal and they have filed their reply. The New York State Court of Appeals should rule the case during 2020. Based on the assessment of the Company´s legal consultants, Vale has good arguments to oppose the appeal.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(iii) Class action lawsuits related to Vale’s American Depositary Receipts

Vale and some of its Executive Officers were named as defendants in a class action filed with the Federal Court in New York, which was raised by holders of Vale’s ADRs under U.S. federal securities laws. The suit was brought as a putative class action on behalf of holders of Vale’s ADRs, alleging violations of the U.S. Federal Securities laws on the basis of alleged false and misleading statements or omissions concerning the risks of Samarco’s Fundão dam operation and the adequacy of the related programs and procedures.

On March 23, 2017 the judge issued a decision rejecting a significant portion of the claims against Vale and individual defendants, determining the prosecution of the action with respect to more limited claims. The portion of plaintiffs' case that remains is related to certain statements about procedures, policies and risk mitigation plans contained in Vale S.A.'s sustainability reports in 2013 and 2014, and certain statements regarding to the responsibility of Vale S.A. for the Fundão dam failure made in a conference call in November 2015.

Upon the Court's determination, the parties submitted, on February 7, 2020, a settlement proposal whereby the defendants agreed to pay the amount of R$137 (US$25 million) for closing the case and, in a public hearing held on June 10, 2020, the final agreement was approved by the Court. The agreement amount was recognized in the Company’s income statement within “Result from interests and other results in associates and joint ventures”.

(iv) Criminal lawsuit

In 2016, the MPF brought a criminal lawsuit against Samarco and its shareholders, VogBr Recursos Hídricos e Geotecnia Ltda. and 22 individuals for the consequences related to Fundão dam failure. On April 23, 2019, the Federal Court from the 1st Region (“TRF 1”) granted a writ of Habeas Corpus to dismiss the criminal charges of homicide and physical injuries committed by oblique intent held against one of the defendants on the criminal action. At the same time, the Court extended the writ’s issuance to all other defendants on the case as the criminal information does not describe the crimes of homicide and physical injury, but the crime of flooding qualified by the result of death and physical injury as a consequence of the Fundão dam’s failure. Therefore, the Court dismissed the homicide and physical injuries charges held against all defendants.

Currently, the progress of the criminal action is on hold due to the judgment of Habeas Corpus, with no decision.

After acknowledging the Court’s decisions, the Ponte Nova Court changed the process, withdrawing the case from the grand jury and putting it in the ordinary processing. In the same opportunity, the judge ruled to determine the parties to manifest themselves about this process alteration and, after the Federal Prosecution and the defenses presented their petitions, the judge withdrew the charges against Vale and BHP executives and the accusation withheld for trial for the two companies together with Samarco and its representatives. The accusation of crimes committed against the Environmental Public Administration by Vale and one of its executives also remained unaltered. Additionally, the judge determined precatory letters to be sent to collect the defense witnesses testimonies and opened a 60 day term for the defenses to present a list of questions to be put together with the international cooperation for the testimony of the accusation witnesses residing in Canada.

In March 2020, the Lower Court at Ponte Nova scheduled hearings to take place in April and May, 2020, to take depositions of those defense witnesses who were able to attend it, but due to the new coronavirus pandemic, all hearings in the country which were previously scheduled to take place in April have been cancelled by an express determination from the National Justice Council. Vale is currently waiting for confirmation from the Courts whether hearings previously scheduled to take place in the next months will be maintained or not.

In July 2020, the Federal Court of the 1st Region denied an appeal presented by Vale and rejected the claim to recognize the state of limitation to keep the company within the criminal process.

(v) Tax proceedings

In 2018, the Office of the Attorney General for the National Treasury (PGFN) requested a judicial order to secure the payment of alleged federal tax and social security debts regarding Samarco. In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The PGFN filed an appeal to the Local Court. The Company is waiting for the Court ruling.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Contingent Assets

(i) Compulsory loan

In 2015, the Company requested for the enforcement of the judicial decision in the amount of R$524 related to a favorable unappealable decision which partially recognized its right to refund the differences of monetary adjustments and interests due over to the third convertible bonds issued by Eletrobrás shares in the period within 1987 to 1993. In November 2019, the Company requested for the payment of the amount recognized by Eletrobrás as due and such requirement was granted by the court. In June 2020, Eletrobrás made a deposit of R$301, accordingly, the Company recognized an asset of such amount in these interim financial statements. The remaining amount is still under assessment and so, the Company did not recognize the asset in these interim financial statements.

(ii) ICMS included in PIS and COFINS tax base

Vale had been discussing the issue regarding the exclusion of ICMS in PIS and COFINS tax basis in two judicial proceedings, related to taxable events after December 2001. In one of the proceedings, the company has obtained a definitive favorable decision (res judicata). In the second proceeding the current decision is also favorable to the Company, but this proceeding did not reach the res judicata. Vale is waiting for a final decision on the leading that will be issued by Supreme Court in order to calculate the amount to be refunded arising from both proceedings. The Company did not record an asset in these interim financial statements.

(iii) Arbitral award related to Simandou

In 2010, Vale acquired a 51% stake in VBG - Vale BSGR Limited ("VBG") (formerly BSG Resources (Guinea) Limited), which had iron ore concession rights in Simandou South ("Zogota") and iron ore exploration permits over the areas known as Simandou Blocks 1 & 2 in Guinea. In 2014, the Republic of Guinea revoked those rights after a finding that BSGR had obtained them through bribery of Guinean government officials. The Republic of Guinea did not make any finding of any involvement or responsibility on Vale’s part.

Vale commenced arbitration proceedings against BSG Resources Limited (“BSGR”) in April 2014, and in April 2019, the arbitral tribunal in London ruled in Vale’s favor and ordered BSGR to pay to Vale the amount of R$6,571 (US$1.2 billion) plus costs and interest (with interest and costs, the award exceeds R$10,952 (US$2.0 billion)).  The arbitral tribunal ruled that BSGR had defrauded Vale by inducing Vale to enter into the joint venture. On September 20, 2019, the English High Court ruled that Vale can proceed with enforcement of its R$10,952 (US$2.0 billion) arbitration award.

BSGR went into administration in March 2018, and Vale has commenced legal proceedings against BSGR before courts in London, England and in the United States District Court for the Southern District of New York to enforce the arbitral award against BSGR.

BSGR challenged the award before the English High Court, and its challenge was dismissed on November 29, 2019. BSGR has also applied to the United States Bankruptcy Court to have its administration recognized in the United States.

On December 3, 2019, Vale and two of its affiliates filed new litigation proceedings in the English High Court, claiming damages of approximately R$10,131 (US$1.85 billion), against certain individuals and related parties to BSGR.

Vale intends to pursue the enforcement of the award and collection of the amounts due by all legally available means, but since there can be no assurance as to the timing and amount of any collections, the asset was not recognized in its financial statements.

(iv) Canadian Tax Litigation Matter

Vale Canada Limited (“VCL”) and the Canadian Department of Justice - Canada Revenue Agency signed an agreement regarding a tax litigation matter related to the appropriate tax treatment of certain receipts received and expenditures incurred by VCL in respect of merger and acquisition transactions in 2006. In 2019, the Company recognized an asset in the amount of R$889 (CAD221 million) for the agreed tax refund including interest and recognized in 2020 an additional amount of R$84 (CAD21 million) related to interest.  The total amount has been paid in full to the company.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

22.       Employee post-retirement obligations

Reconciliation of net liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2020			December 31, 2019
	Overfunded pension plans	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Amount recognized in the statement of financial position
Present value of actuarial liabilities	(15,493)	(23,765)	(8,050)	(16,148)	(17,818)	(6,066)
Fair value of assets	19,655	19,373	-	21,380	15,019	-
Effect of the asset ceiling	(4,162)	-	-	(5,232)	-	-
Liabilities	-	(4,392)	(8,050)	-	(2,799)	(6,066)

Current liabilities	-	(133)	(241)	-	(50)	(269)
Non-current liabilities	-	(4,259)	(7,809)	-	(2,749)	(5,797)
Liabilities	-	(4,392)	(8,050)	-	(2,799)	(6,066)

23.	Stockholders’ equity

a) Share capital

As at June 30, 2020, the share capital was R$77,300 corresponding to 5,284,474,782 shares issued and fully paid without par value.

	June 30, 2020
Stockholders	Common shares	Golden shares	Total
Litel Participações S.A. and Litela Participações S.A.	594,565,564	-	594,565,564
BNDES Participações S.A.	323,496,276	-	323,496,276
Bradespar S.A.	293,907,266	-	293,907,266
Mitsui & Co., Ltd	286,347,055	-	286,347,055
Foreign investors - ADRs	1,114,017,346	-	1,114,017,346
Foreign institutional investors in local market	1,236,753,147	-	1,236,753,147
FMP - FGTS	44,454,824	-	44,454,824
PIBB - Fund	3,290,327	-	3,290,327
Institutional investors	922,693,533	-	922,693,533
Retail investors in Brazil	310,385,604	-	310,385,604
Brazilian Government (Golden Share)	-	12	12
Shares outstanding	5,129,910,942	12	5,129,910,954
Shares in treasury	154,563,828	-	154,563,828
Total issued shares	5,284,474,770	12	5,284,474,782

Share capital per class of shares (in millions)	77,300	-	77,300

Total authorized shares	7,000,000,000	-	7,000,000,000

b) Shares in treasury

The Company used 1,628,485 and 2,024,059 treasury shares, to pay the Matching program of its eligible executives, in the amount of R$68 and R$84 recognized as “assignment and transfer of shares” for the six-month periods ended June 30, 2020 and 2019, respectively.

c) Remuneration to the Company´s stockholders

On July 29, 2020 (subsequent event), the Board of Directors approved the resumption of the stockholders´ remuneration policy, which was suspended as a result of the Brumadinho dam failure. This policy, formerly approved in March 2018, set a semi-annual payment that is calculated by applying 30% on Adjusted EBITDA less sustaining capital expenditures. In addition, the Board of Directors approved the payment of interest on capital in the total gross amount of R$7,253, equivalent to R$1.414364369 per share, declared in December 2019 based on profit reserves.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

24.        Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, stockholders and its related entities and key management personnel of the Company. Transactions between the parent company and its subsidiaries are eliminated on consolidation and are not disclosed in this note.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

Information about related party transactions and effects on the financial statements is set out below:

a)       Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	370	303	296	969	377	267	180	824
Cost and operating expenses	(1,411)	(25)	-	(1,436)	(1,555)	(26)	-	(1,581)
Financial result	43	(8)	(61)	(26)	(45)	(1)	(4)	(50)

	Consolidated
	Six-month period ended June 30,
	2020				2019
	Joint Ventures	Associates	Major stockholders	Total	Joint Ventures	Associates	Major stockholders	Total
Net operating revenue	678	577	438	1,693	620	522	345	1,487
Cost and operating expenses	(2,612)	(53)	-	(2,665)	(3,437)	(56)	-	(3,493)
Financial result	76	16	(167)	(75)	(33)	(2)	(120)	(155)

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants and the logistical costs for using the Nacala Logistic Corridor.

b)       Outstanding balances with related parties

	Consolidated
	June 30, 2020				December 31, 2019
	Joint Ventures	Associates	Major stockholders (iii)	Total	Joint Ventures	Associates	Major stockholders (iii)	Total
Assets
Cash and cash equivalents	-	-	7,453	7,453	-	-	5,578	5,578
Accounts receivable	383	158	16	557	367	88	19	474
Dividends receivable	413	33	-	446	335	25	-	360
Loans (i)	10,370	-	-	10,370	7,737	-	-	7,737
Derivatives financial instruments	-	-	-	-	-	-	169	169
Other assets	341	-	-	341	262	-	-	262

Liabilities
Supplier and contractors	515	53	667	1,235	1,218	113	149	1,480
Loans (ii)	-	7,610	5,410	13,020	-	5,511	6,804	12,315
Derivatives financial instruments	-	-	559	559	-	-	259	259
Other liabilities	1,615	269	-	1,884	2,293	-	-	2,293

(i) Refers to the loan with Nacala BV.

(ii) Mainly relates to the loan from Pangea Emirates Ltd.

(iii) Refers to regular financial instruments with large financial institutions of which the stockholders are part of the controlling “shareholders’ agreement”.

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

25.       Select notes to Parent Company information (individual interim information)

a)       Other financial assets and liabilities

	Parent company
	Current		Non-Current
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Other financial assets
Restricted cash	-	-	578	530
Loans	-	-	18	18
Derivative financial instruments	236	450	332	593
Investments in equity securities	-	-	2,045	2,555
Related parties - Loans	329	690	203	276
	565	1,140	3,176	3,972
Other financial liabilities
Derivative financial instruments	1,693	280	3,944	972
Related parties - Loans	10,718	6,392	79,705	62,861
Financial guarantees	-	-	2,971	2,116
Participative stockholders' debentures	-	-	11,285	10,416
	12,411	6,672	97,905	76,365

b)        Investments

	Parent company
	2020	2019
Balance at January 1st,	144,594	139,510
Additions and Capitalizations	1,341	2,334
Disposals	(117)	(84)
Translation adjustment	36,445	(69)
Equity results in income statement	(298)	7,118
Equity results in statement of comprehensive income	(1,157)	(589)
Dividends declared	(839)	(1,082)
Merger (i)	(2,105)	-
Others	683	(21)
Balance at June 30,	178,547	147,117

(i) On April 30, 2020 the incorporation of the wholly owned subsidiary Ferrous Resources do Brasil S.A. was approved at the General Shareholders' Meeting.

c)        Intangibles

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2019	15,993	99	179	16,271
Additions	370	-	31	401
Disposals	(18)	-	-	(18)
Amortization	(451)	(3)	(29)	(483)
Merger of Ferrous	-	-	5	5
Balance at June 30, 2020	15,894	96	186	16,176
Cost	20,767	223	2,559	23,549
Accumulated amortization	(4,873)	(127)	(2,373)	(7,373)
Balance at June 30, 2020	15,894	96	186	16,176

	Parent company
	Concessions	Right of use	Software	Total
Balance at December 31, 2018	15,240	105	277	15,622
Additions	817	-	58	875
Disposals	(44)	-	-	(44)
Amortization	(454)	(3)	(124)	(581)
Balance at June 30, 2019	15,559	102	211	15,872
Cost	19,658	223	2,599	22,480
Accumulated amortization	(4,099)	(121)	(2,388)	(6,608)
Balance at June 30, 2019	15,559	102	211	15,872

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

d)        Property, plant and equipment

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2019	1,797	26,555	30,219	10,213	7,153	2,114	19,606	8,218	105,875
Additions (i)	-	-	-	-	-	133	-	4,348	4,481
Disposals	(4)	(2)	(10)	(5)	(17)	-	(8)	(71)	(117)
Assets retirement obligation	-	-	-	-	(250)	-	-	-	(250)
Depreciation, amortization and depletion	-	(571)	(1,047)	(698)	(246)	(173)	(950)	-	(3,685)
Merger of Ferrous	577	103	325	73	990	2	6	(136)	1,940
Transfers	90	297	698	512	1,159	-	974	(3,730)	-
Balance at June 30, 2020	2,460	26,382	30,185	10,095	8,789	2,076	19,628	8,629	108,244
Cost	2,460	34,959	40,453	19,183	11,614	2,557	33,980	8,629	153,835
Accumulated depreciation	-	(8,577)	(10,268)	(9,088)	(2,825)	(481)	(14,352)	-	(45,591)
Balance at June 30, 2020	2,460	26,382	30,185	10,095	8,789	2,076	19,628	8,629	108,244

	Parent company
	Land	Building	Facilities	Equipment	Mineral properties	Leasing agreements	Others	Constructions in progress	Total
Balance at December 31, 2018	1,735	26,559	30,593	10,004	7,689	-	19,240	7,996	103,816
Effects of IFRS 16/CPC 06 (R2) adoption	-	-	-	-	-	2,058	-	-	2,058
Additions (i)	-	-	-	-	-	229	-	2,424	2,653
Disposals	(2)	(415)	(106)	(70)	(219)	-	(648)	(97)	(1,557)
Assets retirement obligation	-	-	-	-	466	-	-	-	466
Depreciation, amortization and depletion	-	(502)	(706)	(671)	(296)	(151)	(965)	-	(3,291)
Transfers	2	525	463	855	(274)	-	1,615	(3,186)	-
Balance at June 30, 2019	1,735	26,167	30,244	10,118	7,366	2,136	19,242	7,137	104,145
Cost	1,735	33,433	38,715	17,939	9,705	2,287	31,813	7,137	142,764
Accumulated depreciation	-	(7,266)	(8,471)	(7,821)	(2,339)	(151)	(12,571)	-	(38,619)
Balance at June 30, 2019	1,735	26,167	30,244	10,118	7,366	2,136	19,242	7,137	104,145

(i) Includes capitalized borrowing costs.

e)        Loans and borrowings

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Debt contracts in the international markets
Floating rates in:
US$	946	445	8,145	6,419
Fixed rates in:
US$	-	536	2,850	2,098
EUR	-	-	4,615	3,398
Accrued charges	181	238	-	-
	1,127	1,219	15,610	11,915
Debt contracts in Brazil
Floating rates in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	2,718	2,279	5,157	6,418
Basket of currencies and US$ indexed to LIBOR	244	180	183	225
Fixed rates in:
R$	100	151	111	155
Accrued charges	132	157	-	-
	3,194	2,767	5,451	6,798
Total	4,321	3,986	21,061	18,713

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The future flows of debt payments (principal) are as follows:

Parent company
Debt principal
2020	1,938
2021	2,988
2022	3,456
2023	6,206
Between 2024 and 2028	7,546
2029 onwards	2,935
25,069

f)        Provisions

	Parent company
	Current liabilities		Non-current liabilities
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Payroll, related charges and other remunerations	1,802	2,124	-	-
Environmental obligations	450	490	668	585
Asset retirement obligations	473	488	3,349	3,567
Provisions for litigation	-	-	5,245	5,102
Employee postretirement obligations	125	108	2,129	2,114
Provisions	2,850	3,210	11,391	11,368

g)        Provisions for litigation

	Parent company
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2019	2,325	1,004	1,734	39	5,102
Additions and reversals, net	87	42	75	7	211
Payments	(56)	(30)	(158)	-	(244)
Indexation and interest	41	61	62	3	167
Merger of Ferrous	1	3	3	2	9
Balance at June 30, 2020	2,398	1,080	1,716	51	5,245

	Parent company
	Tax litigation (i)	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance at December 31, 2018	2,347	467	1,660	9	4,483
Additions and reversals, net (ii)	14	489	211	20	734
Payments	(8)	(97)	(180)	-	(285)
Indexation and interest	(10)	46	55	6	97
Balance at June 30, 2019	2,343	905	1,746	35	5,029

(i)	Includes amounts regarding to social security claims that were classified as labor claims.
(ii)	Includes the change in the expected outcome of probable loss of the lawsuit related to the accident of ship loaders, at the Praia Mole maritime terminal, in Espírito Santo.

h)        Contingent liabilities

	Parent company
	June 30, 2020	December 31, 2019
Tax litigation	34,745	30,905
Civil litigation	5,087	4,589
Labor litigation	2,712	3,025
Environmental litigation	3,704	4,239
Brumadinho event	712	635
Total	46,960	43,393

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i)        Income taxes

The total amount presented as income taxes in the income statement is reconciled to the rate established by law, as follows:

	Parent company
	Six-month period ended June 30,
	2020	2019
Income (loss) before income taxes	3,334	(9,765)
Income taxes at statutory rates - 34%	(1,134)	3,320
Adjustments that affect the basis of taxes:
Tax incentives	2,011	34
Equity results	(101)	2,420
Others (i)	2,163	(2,815)
Income taxes	2,939	2,959

(i) Refers to the impact on the parent company of the profit of the subsidiaries abroad taxed in Brazil.

26.     Additional information about derivatives financial instruments

The risk of the derivatives portfolio is measured using the delta-Normal parametric approach and considers that the future distribution of the risk factors and its correlations tends to present the same statistic properties verified in the historical data. The value at risk estimate considers a 95% confidence level for a one-business day time horizon.

The following tables detail the derivatives positions for Vale and its controlled companies as of June 30, 2020, with the following information: notional amount, fair value including credit risk, gains or losses in the period, value at risk and the fair value breakdown by year of maturity.

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)	Foreign exchange and interest rates derivative positions

(i)	Protection programs for the R$ denominated debt instruments and other liabilities

To reduce cash flow volatility, swap and forward transactions were implemented to convert into US$ the cash flows from certain liabilities denominated in R$ with interest rates linked mainly to CDI, TJLP and IPCA. In those swaps, Vale pays fixed or floating rates in US$ and receives payments in R$ linked to the interest rates of the protected liabilities.

The swap and forward transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments and other liabilities linked to R$. These programs transform into US$ the obligations linked to R$ to achieve a currency offset in the Company’s cash flows, by matching its receivables - mainly linked to US$ - with its payables.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020		December 31, 2019		Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021	2022+
CDI vs. US$ fixed rate swap							(3,369)	(155)	(105)	249	(617)	(392)	(2,360)
Receivable	R$	10,850	R$	2,115	CDI	100.07%
Payable	US$	2,579	US$	558	Fix	2.07%
									.
TJLP vs. US$ fixed rate swap							(1,054)	(304)	(98)	56	(144)	(291)	(619)
Receivable	R$	1,881	R$	2,111	TJLP +	1.15%
Payable	US$	531	US$	601	Fix	3.00%

R$ fixed rate vs. US$ fixed rate swap							(769)	(72)	(57)	62	(40)	(398)	(331)
Receivable	R$	2,579	R$	2,173	Fix	5.66%
Payable	US$	642	US$	604	Fix	0.20%

IPCA vs. US$ fixed rate swap							(1,064)	185	(48)	68	(23)	(496)	(545)
Receivable	R$	2,450	R$	2,826	IPCA +	5.06%
Payable	US$	649	US$	759	Fix	4.01%

IPCA vs. CDI swap							438	422	-	11	236	31	171
Receivable	R$	1,650	R$	1,634	IPCA +	6.62%
Payable	R$	1,350	R$	1,350	CDI	98.57%

	Notional						Fair value		Value at Risk	Fair value by year
Flow	June 30, 2020		December 31, 2019		Bought / Sold	Average rate (BRL/USD)	June 30, 2020	December 31, 2019	June 30, 2020	2020+
Forward	R$	924	R$	121	B	5.96	(55)	6	22	(55)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

(ii) Protection program for EUR denominated debt instruments

To reduce the cash flow volatility, swap transactions were implemented to convert into US$ the cash flows from certain debt instruments issued in Euros by Vale. In those swaps, Vale receives fixed rates in EUR and pays fixed rates in US$.

The swap transactions were negotiated over-the-counter and the protected items are the cash flows from debt instruments linked to EUR. The financial settlement inflows/outflows are offset by the protected items’ losses/gains due to EUR/US$ exchange rate.

	Notional						Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020		December 31, 2019		Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021	2022+
EUR fixed rate vs. US$ fixed rate swap							(307)	(142)	(24)	24	-	(30)	(277)
Receivable		€500		€500	Fix	3.75%
Payable	US$	613	US$	613	Fix	4.29%

(iii) Protection program for Libor floating interest rate US$ denominated debt

To reduce the cash flow volatility, swap transactions were implemented to convert Libor floating interest rate cash flows from certain debt instruments issued by Vale into fixed interest rate. In those swaps, Vale receives floating rates and pays fixed rates in US$.

	Notional					Fair value		Value at Risk	Fair value by year
Flow	June 30, 2020		December 31, 2019	Index	Average rate	June 30, 2020	December 31, 2019	June 30, 2020	2020	2021	2022+
Libor vs. US$ fixed rate swap						(25)	-	13	3	(10)	(18)
Receivable	US$	800	-	Libor 3M	-
Payable	US$	800	-	Fix	0.45%

b) Commodities derivative positions

(i) Protection program for the purchase of fuel oil used on ships

In order to reduce the impact of fluctuations in fuel oil prices on the hiring and availability of maritime freight and, consequently, to reduce the Company’s cash flow volatility, hedging operations were carried out through options contracts on Brent Crude Oil and Gasoil (10ppm) for different portions of the exposure.

The derivative transactions were negotiated over-the-counter and the protected item is part of the Vale’s costs linked to the price of fuel oil used on ships. The financial settlement inflows/outflows are offset by the protected items’ losses/gains.

Brent Crude Oil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021
Call options	11,089,494	7,048,500	B	63	201	45	-	17	34	167
Put options	11,089,494	7,048,500	S	38	(342)	(15)	(299)	43	(295)	(47)
Total					(141)	30	(299)	60	(261)	120

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Gasoil Options

	Notional (bbl)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/bbl)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020
Call options	6,481,500	7,710,750	B	88	14	24	-	3	14
Put options	6,481,500	7,710,750	S	56	(388)	(10)	(471)	44	(388)
Total					(374)	14	(471)	47	(374)

(ii) Protection programs for base metals products

Operational Hedging Programs

In the operational hedging program for nickel sales at fixed prices, derivatives transactions were implemented, usually through the purchase of nickel forwards, to convert into floating prices the contracts with clients that required a fixed price.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021
Fixed price sales protection
Nickel forwards	3,139	-	B	11,843	17	-	4	6	14	3
Total					17	-	4	6	14	3

Nickel Revenue Hedging Program

In 2019, to reduce the volatility of its future cash flows arising from changes in nickel prices, the company implemented a Nickel Revenue Hedging Program. Under this program, hedge operations were executed using option contracts to protect a portion of the highly probable forecast sales at floating prices, thus establishing a cushion to guarantee prices above our Nickel Average Unit Cash Cost and investments for the hedged volumes and hedge accounting treatment is given to this program.

In April 2020 the hedge program was fully settled. The cumulative gain recognized in the cash flow hedge reserve until the settlement of the option contracts will be reclassified to the income statement as the Company recognizes the revenue from nickel sales (hedged item).

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021
Nickel Revenue Hedging Program
Call options	-	75,984	S	-	-	(49)	-	-	-	-
Put options	-	75,984	B	-	-	652	1,412	-	-	-
Total				-	-	603	1,412	-	-	-

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Palladium Revenue Hedging Program

To reduce the volatility of its future cash flows arising from changes in palladium prices, the Company implemented a Palladium Revenue Hedging Program. Under this program, hedge operations were executed using forwards and option contracts to protect a portion of the highly probable forecast sales at floating prices. A hedge accounting treatment is given to this program.

The derivative transactions under the program are negotiated over-the-counter and the financial settlement inflows/outflows are offset by the protected items’ losses/gains due to palladium price changes.

	Notional (t oz)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/t oz)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021
Palladium Revenue Hedging Program
Palladium Forwards	7,200	-	S	2,228	12	-	14	3	12	-

Call Options	14,400	-	S	2,387	(6)	-	-	2	(2)	(4)
Put Options	14,400	-	B	2,050	22	-	-	4	10	12
Total					28	-	14	9	20	8

c) Freight derivative positions

To reduce the impact of maritime freight price volatility on the Company’s cash flow, freight hedging transactions were implemented, through Forward Freight Agreements (FFAs). The protected item is part of Vale’s costs linked to maritime freight spot prices. The financial settlement inflows/outflows of the FFAs are offset by the protected items’ losses/gains due to freight prices changes.

The FFAs are contracts traded over the counter and can be cleared through a Clearing House, in this case subject to margin requirements.

	Notional (days)				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/day)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020+
Freight forwards	2,575	1,050	B	12,914	35	1	(29)	10	35

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

d) Wheaton Precious Metals Corp. warrants

The Company owned warrants issued by Wheaton Precious Metals Corp. (WPM), a Canadian company with stocks negotiated on the Toronto Stock Exchange and the New York Stock Exchange. Such warrants have payoff similar to that of an American call option and were received as part of the payment regarding the sale of part of gold payable flows produced as a sub product from Salobo copper mine and some nickel mines in Sudbury. In February 2020, the Company sold all of its warrants of Wheaton (equivalent to 10,000,000 common shares) for US$2.50 per warrant, totaling R$110 (US$25 million).

	Notional (quantity of warranties)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2023
Call options	-	10,000,000	B	-	-	105	110	-	-

e) Debentures convertible into shares

The Company has debentures which lenders have the option to convert the outstanding debt into a specified quantity of an associate’s shares, held by the Company. This option may be fully, or partly exercised, upon payment to the Company of the strike price, considering the terms, conditions and other limitations existing in the agreement, at any time and at the discretion of the creditor, until the maturity date of the debentures.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2027
Conversion options	140,239	140,239	S	6,688	(212)	(206)	-	14	(212)

f) Option related to a Special Purpose Entity “SPE”

The Company acquired in January 2019 a call option related to shares of certain special purpose entities, which are part of a wind farm located in Bahia, Brazil. This option was acquired in the context of the Company's signing of electric power purchase and sale agreements with an SPE, supplied by this wind farm.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2022
Call option	137,751,623	137,751,623	B	2.69	129	96	-	11	129

Selected Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

g) Embedded derivatives in contracts

In 2014, the Company sold part of its stake in an associate to an investment fund, of which sales contract establishes, under certain conditions, a minimum return guarantee on the investment until August 2020. This is considered an embedded derivative, with payoff equivalent to a put option.

	Notional (quantity)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (R$/share)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020
Put option	1,105,070,863	1,105,070,863	S	4.04	-	(279)	-	131	-

The Company has some nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020
Nickel forwards	3,078	1,497	S	12,446	(4)	9	-	6	(4)
Copper forwards	1,348	1,009	S	5,479	(2)	(1)	-	1	(2)
Total					(6)	8	-	7	(6)

The Company has also a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if the Company’s pellet sales prices trade above a pre-defined level. This clause is considered an embedded derivative.

	Notional (volume/month)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	June 30, 2020	December 31, 2019	Bought / Sold	Average strike (US$/ton)	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2020	2020	2021+
Call options	746,667	746,667	S	233	(1)	(3)	-	1	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

h) Sensitivity analysis of derivative financial instruments

The following tables present the potential value of the instruments given hypothetical stress scenarios for the main market risk factors that impact the derivatives positions. The scenarios were defined as follows:

-	Probable: the probable scenario was defined as the fair value of the derivative instruments as at June 30, 2020
-	Scenario I: fair value estimated considering a 25% deterioration in the associated risk variables
-	Scenario II: fair value estimated considering a 50% deterioration in the associated risk variables

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
CDI vs. US$ fixed rate swap	R$ depreciation	(3,369)	(6,983)	(10,597)
	US$ interest rate inside Brazil decrease	(3,369)	(3,545)	(3,730)
	Brazilian interest rate increase	(3,369)	(3,515)	(3,670)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(1,054)	(1,824)	(2,594)
	US$ interest rate inside Brazil decrease	(1,054)	(1,077)	(1,101)
	Brazilian interest rate increase	(1,054)	(1,114)	(1,168)
	TJLP interest rate decrease	(1,054)	(1,115)	(1,177)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	(769)	(1,630)	(2,491)
	US$ interest rate inside Brazil decrease	(769)	(789)	(809)
	Brazilian interest rate increase	(769)	(828)	(884)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. US$ fixed rate swap	R$ depreciation	(1,064)	(2,026)	(2,988)
	US$ interest rate inside Brazil decrease	(1,064)	(1,103)	(1,144)
	Brazilian interest rate increase	(1,064)	(1,157)	(1,249)
	IPCA index decrease	(1,064)	(1,126)	(1,189)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA vs. CDI swap	Brazilian interest rate increase	438	420	403
	IPCA index decrease	438	429	420
Protected item: R$ denominated debt linked to IPCA	IPCA index decrease	n.a.	(429)	(420)

EUR fixed rate vs. US$ fixed rate swap	EUR depreciation	(307)	(1,168)	(2,029)
	Euribor increase	(307)	(311)	(315)
	US$ Libor decrease	(307)	(313)	(318)
Protected item: EUR denominated debt	EUR depreciation	n.a.	1,168	2,029

US$ floating rate vs. US$ fixed rate swap	US$ Libor decrease	(25)	(37)	(48)
Protected item: Libor US$ indexed debt	US$ Libor decrease	n.a.	37	48

NDF BRL/USD	R$ depreciation	(55)	(303)	(552)
	US$ interest rate inside Brazil decrease	(55)	(67)	(80)
	Brazilian interest rate increase	(55)	(105)	(156)
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Instrument	Instrument's main risk events	Probable	Scenario I	Scenario II
Fuel oil protection
Options	Price input decrease	(515)	(1,254)	(2,017)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	1,254	2,107

Maritime Freight protection
Forwards	Freight price decrease	35	(19)	(74)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	19	74

Nickel sales fixed price protection
Forwards	Nickel price decrease	17	(38)	(93)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	38	93

Palladium Revenue Hedging Program
Options	Palladium price increase	29	(20)	(70)
Protected item: Part of palladium future revenues	Palladium price increase	n.a.	20	70

Conversion options	Stock value increase	(212)	(353)	(548)

Option - SPCs	SPCs stock value decrease	129	58	13

Instrument	Main risks	Probable	Scenario I	Scenario II
Embedded derivatives - Raw material purchase (nickel)	Nickel price increase	(4)	(58)	(111)
Embedded derivatives - Raw material purchase (copper)	Copper price increase	(2)	(13)	(23)
Embedded derivatives - Gas purchase	Pellet price increase	(1)	(3)	(9)
Embedded derivatives - Guaranteed minimum return	Stock value decrease	-	(1,047)	(2,187)

Selected Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings published by agencies Moody’s and S&P regarding the main financial institutions that we hire derivative instruments, cash and cash equivalents transactions

Long term ratings by counterparty	Moody’s	S&P
ABN Amro	A1	A
Agricultural Bank of China	A1	A
ANZ Australia and New Zealand Banking	Aa3	AA-
Banco ABC	Ba3	BB-
Banco Bradesco	Ba3	BB-
Banco do Brasil	Ba3	BB-
Banco do Nordeste do Brasil SA	Ba3	BB-
Banco Itaú Unibanco	Ba3	BB-
Bank Mandiri	Baa2	BBB-
Banco Santander	A2	A
Banco Votorantim	Ba3	BB-
Bancolombia	Baa2	BB+
Bank of America	A2	A-
Bank of China	A1	A
Bank of Montreal	Aa2	A+
Bank of Nova Scotia	A2	A+
Bank of Shanghai	Baa2	-
Bank Rakyat Indonesia (BRI)	Baa2	BBB-
Banpara	-	BB-
Barclays	Baa2	BBB
BBVA Banco Bilbao Vizcaya Argentaria	A3	A-
BNP Paribas	Aa3	A+
BTG Pactual	Ba3	BB-
Caixa Econômica Federal	Ba3	BB-
Calyon	Aa3	A+
China Construction Bank	A1	A
CIBC Canadian Imperial Bank	Aa2	A+
CIMB Bank	Baa1	A-
Citigroup	A3	BBB+
Credit Suisse	Baa2	BBB+
Deutsche Bank	A3	BBB+
Goldman Sachs	A3	BBB+
HSBC	A2	A-
Industrial and Commercial Bank of China	A1	A
ING	Baa1	BBB
Intesa Sanpaolo Spa	Baa1	BBB
JP Morgan Chase & Co	A2	A-
Macquarie Group Ltd	A3	BBB+
Mega International Commercial Bank	A1	A
Millenium BIM	A1	A-
Bank of Tokyo Mitsubishi UFJ	A1	A-
Mitsui & Co	A1	A-
Mizuho Financial	A1	A-
Morgan Stanley	A3+	BBB+
Muscat Bank	B1	BB-
National Australia Bank	Aa3	AA-
National Bank of Canada	Aa3	A
National Bank of Oman	B1	-
Natixis	A1	A+
Rabobank	Aa3	A+
Royal Bank of Canada	Aa2	AA-
Banco Safra	Ba3	BB-
Société Générale	A1	A
Standard Bank Group	Ba2	-
Standard Chartered	A2	BBB+
Sumitomo Mitsui Financial	A1	A-
Toronto Dominion Bank	Aa3	AA-
UBS	Aa3	A-
Unicredit	Baa1	BBB
United Overseas Bank	Aa1	AA-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: July 29, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations